UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

INTERNATIONAL MONEY EXPRESS, INC.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
46005L101
(CUSIP Number)

9480 S.  Dixie Hwy
Miami, FL  33156
Attn: Robert Lisy
Chief Executive Officer and President
(305) 671-8000
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SPC Intermex, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,348,554(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Represents 21,249,153 shares of Common Stock (as defined in Item 1 below) and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger (as defined herein). SPC Intermex, LP may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement (as described in Item 6 below) with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)
Represents 12,348,554 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital, LLC (“Stella Point Capital”) is the sole manager of SPC Intermex GP, LLC. Adam Godfrey, along with Justin Wender, are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SPC Intermex GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,348,554(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP which is the holder of record of 12,348,554 shares of Common Stock.  SPC Intermex GP, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by the parties to the Shareholders Agreement.

(2)
Represents 12,348,554 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Adam Godfrey, along with Justin Wender, are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Stella Point Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	x
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)))
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,348,554(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Stella Point Capital is the sole manager of SPC Intermex GP, LLC. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP which is the holder of record of 12,348,554 shares of Common Stock. Stella Point Capital may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by the parties to the Shareholders Agreement.

(2)
Represents 12,348,554 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Adam Godfrey, along with Justin Wender, are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Adam Godfrey

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,348,554(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Messrs. Adam Godfrey, along with Justin Wender, are the Managing Partners of and jointly control Stella Point Capital. Stella Point Capital is the sole manager of SPC Intermex GP, LLC. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP which is the holder of record of 12,348,554 shares of Common Stock. Adam Godfrey may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by the parties to the Shareholders Agreement.

(2)
Represents 12,348,554 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Adam Godfrey, along with Justin Wender, are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Justin Wender

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	X
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,348,554(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Messrs. Justin Wender, along with Adam Godfrey, are the Managing Partners of and jointly control Stella Point Capital. Stella Point Capital is the sole manager of SPC Intermex GP, LLC. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP which is the holder of record of 12,348,554 shares of Common Stock. Justin Wender may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by the parties to the Shareholders Agreement.

(2)
Represents 12,348,554 shares of Common Stock shares held of record by SPC Intermex, LP. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP.  Stella Point Capital is the sole manager of SPC Intermex GP, LLC. Adam Godfrey, along with Justin Wender, are the Managing Partners of and jointly control Stella Point Capital. SPC Intermex GP, LLC, Stella Point Capital, Adam Godfrey and Justin Wender may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
SPC Intermex Representative, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,348,554(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. SPC Intermex Representative, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by the parties to the Shareholders Agreement.

(2)
Represents 12,348,554 shares of Common Stock held of record by SPC Intermex, LP. SPC Intermex Representative, LLC is a party to the Shareholders Agreement as an Intermex Representative (as defined in the Shareholders Agreement) and may be deemed to share beneficial ownership of the shares of the Issuer’s Common Stock held of record by SPC Intermex, LP but disclaim beneficial ownership of such shares.

(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hawk Time Enterprises LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,861,060 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Hawk Time Enterprises LLC (“Hawk Time”) may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)
Represents (i) 438,531 shares of Common Stock held of record by Hawk Time, and (ii) 1,422,529 shares of Common Stock held by Robert Lisy Family Revocable Living Trust, Robert W. Lisy, Trustee (the “Lisy Trust”). Robert Lisy is the sole manager of Hawk Time and the sole trustee of the Lisy Trust.

(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Lisy Family Revocable Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,861,060 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Lisy Trust may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)
Represents (i) 438,531 shares of Common Stock held of record by Hawk Time, and (ii) 1,422,529 shares of Common Stock held by Lisy Trust. Robert Lisy is the sole manager of Hawk Time and the sole trustee of the Lisy Trust.

(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Robert Lisy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,861,060 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Robert Lisy may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by the parties to the Shareholders Agreement.

(2)
Represents (i) 438,531 shares of Common Stock held of record by Hawk Time, and (ii) 1,422,529 shares of Common Stock held by Lisy Trust. Robert Lisy is the sole manager of Hawk Time and the sole trustee of the Lisy Trust.

(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
FinTech Investor Holdings II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
3,309,996(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. FinTech Investor Holdings II, LLC (“FinTech LLC”) may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)
Represents 3,127,496 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger that are held of record by FinTech LLC. Daniel Cohen is the managing member of FinTech LLC, shares voting and investment power over shares held by FinTech LLC and disclaims beneficial ownership over any securities owned by FinTech LLC in which he does not have any pecuniary interest.

(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DGC Family FinTech Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Florida

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
653,407(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. DGC Family FinTech Trust may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)
Represents 653,407 shares of Common Stock that are held of record by DGC Family FinTech Trust. Daniel Cohen may be deemed to be a beneficial owner of the shares held by DGC Family FinTech Trust. Daniel Cohen’s children are the beneficiaries of DGC Family FinTech Trust.

(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cohen Sponsor Interests II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
250,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Cohen Sponsor Interests II, LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)	Represents 250,000 shares of Common Stock held of record by Cohen Sponsor Interests II, LLC. Daniel Cohen may be deemed to be a beneficial owner of shares held by Cohen Sponsor Interests II, LLC.
(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Cohen and Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
330,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Cohen and Company LLC may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)	Represents 330,000 shares of Common Stock held of record by Cohen and Company LLC.
(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
652,827

	10	SHARED DISPOSITIVE POWER
4,213,403(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Daniel Cohen may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)
Represents (i) 3,127,496 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger held of record by FinTech LLC of which Mr. Cohen is the managing member and shares voting and investment power over shares held by FinTech LLC and disclaims beneficial ownership over any securities owned by FinTech LLC in which he does not have any pecuniary interest, (ii) 653,407 shares of Common Stock held of record by DGC Family FinTech Trust for which Mr. Cohen may be deemed to be a beneficial owner and (iii) 250,000 shares of Common Stock held of record by Cohen Sponsor Interests II, LLC for which Mr. Cohen may be deemed to be a beneficial owner.

(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Hepco Family Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
200,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Hepco Family Trust may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to the shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)	Represents 200,000 shares of Common Stock held of record by Hepco Family Trust.
(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Betsy Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
892,827

	10	SHARED DISPOSITIVE POWER
200,000(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Mrs. Cohen may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by her and the other parties to the Shareholders Agreement.

(2)
Represents 200,000 shares of Common Stock held of record by Hepco Family Trust for which Mrs. Cohen may be deemed to be a beneficial owner. Mrs. Cohen’s grandchildren are the beneficiaries of the trust.

(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Swarthmore Trust of 2016

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
370,795(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Swarthmore Trust of 2016 may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)	Represents 370,795 shares of Common Stock held of record by Swarthmore Trust of 2016.
(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
James J. McEntee, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
239,709

	10	SHARED DISPOSITIVE POWER
370,795(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Mr. McEntree may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 370,795 shares of Common Stock held of record by the Swarthmore Trust of 2016 for which Mr. McEntee may be deemed to be a beneficial owner.
(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
C.A.R. Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
325,014(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. C.A.R. Holdings may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by it and the other parties to the Shareholders Agreement.

(2)	Represents 325,014 shares of Common Stock held of record by C.A.R. Holdings, LLC.
(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Eduardo Azcarate

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
241,421(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Mr. Azcarate may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 241,421 shares of Common Stock held of record by Mr. Azcarate.
(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Darrell Ebbert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
255,679(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Mr. Ebbert may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 255,679 shares of Common Stock held of record by Mr. Ebbert.
(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jose Perez-Villarreal

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
246,202(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Mr. Perez-Villarreal may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 246,202 shares of Common Stock held of record by Mr. Perez-Villarreal.
(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
William Velez

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
151,968(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Mr. Velez may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 151,968 shares of Common Stock held of recrod by Mr. Velez.
(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Randall Nilsen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
170,922(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Mr. Nilsen may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 170,922 shares of Common Stock held of record by Mr. Nilsen.
(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeremy Kuiper

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
45,636(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Mr. Kuiper may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 45,636 shares of Common Stock held of record by Mr. Kuiper.
(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Shami Patel

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
45,636(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Mr. Patel may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 45,636 shares of Common Stock held of record by Mr. Patel.
(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Plamen Mitrikov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
40,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Mr. Mitrikov may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 40,000 shares of Common Stock held of record by Mr. Mitrikov.
(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

CUSIP No. 46005L101

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Solomon Cohen

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,431,653(1)

	9	SOLE DISPOSITIVE POWER
50,000(2)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,431,653(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
58.9%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Represents 21,249,153 shares of Common Stock and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger. Solomon Cohen may be deemed by a Rule of the Securities and Exchange Commission to have shared voting power by virtue of the Shareholders Agreement with respect to shares of Common Stock held by him and the other parties to the Shareholders Agreement.

(2)	Represents 50,000 shares of Common Stock held of record by Solomon Cohen.
(3)
Based on information provided by the Issuer as of July 26, 2018, reflecting 36,182,783 shares of Common Stock of the Issuer issued and outstanding as of such date and warrants to purchase 182,500 shares that are exercisable within 30 days following the closing of the Merger.

Item 1.          Security and Issuer
The securities to which this statement relates are shares of common stock, par value $0.0001 per share (“Common Stock”) of International Money Express, Inc. (f/k/a FinTech Acquisition Corp. II) (the “Issuer”). The principal executive offices of the Issuer are located at 9480 South Dixie Highway, Miami, FL 33156.
The Issuer’s warrants (the “Warrants”) entitle each registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to certain adjustments, 30 days after the consummation of the Merger. The Warrants will expire five years after the Closing, at 5:00 p.m., New York time, or earlier upon the Issuer’s redemption of the Warrants or the Issuer’s liquidation.
Item 2.          Identity and Background

(a) This statement is filed on behalf of SPC Intermex, LP, a Delaware limited partnership, SPC Intermex Representative LLC,  a Delaware limited liability company, SPC Intermex GP, LLC, a Delaware limited liability company, Stella Point Capital, LLC, a Delaware limited liability company, Adam Godfrey, Justin Wender, FinTech LLC, a Delaware limited liability company, DGC Family FinTech Trust, a Florida trust, Cohen Sponsor Interests II, LLC, a Delaware limited liability company, Cohen and Company, LLC, a Delaware limited liability company, Hawk Time Enterprises LLC, a Delaware limited liability company, Robert Lisy Family Revocable Trust, a Florida trust, Robert Lisy, Daniel Cohen, Hepco Family Trust, a New York trust, Betsy Cohen, Swarthmore Trust of 2016, a Pennsylvania trust, James J. McEntee, II, C.A.R. Holdings, LLC, a Delaware limited liability company, Darrell Ebbert, Jose Perez-Villarreal, Eduardo Azcarate, Randall Nilsen, William Velez, Jeremy Kuiper, Shami Patel, Plamen Mitrikov and Solomon Cohen. Each of the foregoing is referred to as a “Reporting Person” in this statement.

As a result of the Shareholders Agreement described in Item 6, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Shareholders Agreement includes a covenant obligating all parties thereto to jointly file this statement and any necessary amendments hereto.
Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning it contained herein but is not responsible for the completeness and accuracy of the information concerning the other Reporting Person, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.
In addition, the following persons are identified pursuant to Instruction C of Schedule 13D: Messrs. Justin Wender and Adam Godfrey, are the Managing Partners of and jointly control Stella Point Capital. Stella Point Capital is the sole manager of SPC Intermex GP, LLC. SPC Intermex GP, LLC is the general partner of SPC Intermex, LP. The sole member of SPC Intermex Representative, LLC is SPC Intermex, LP.  The sole manager of Hawk Time Enterprises LLC is Robert Lisy. The sole trustee of Robert Lisy Family Revocable Trust is Robert Lisy. The sole manager of C.A.R. Holdings, LLC is Ceasar Rincon. Daniel Cohen is the Manager of FinTech LLC and Cohen Sponsor Interests II, LLC and a trustee of DGC Family FinTech Trust. Richard Maiocco is a trustee of Swarthmore Trust of 2016.  Jonathan Cohen is a trustee of Hepco Family Trust. Each of the foregoing is referred to as an “Instruction C Person” in this statement.

(b) The addresses of the Reporting Persons are as follows:

SPC Intermex, LP	444 Madison Avenue New York, NY 10022
SPC Intermex Representative LLC	444 Madison Avenue New York, NY 10022
SPC Intermex GP, LLC	444 Madison Avenue New York, NY 10022
Stella Point Capital, LLC	444 Madison Avenue New York, NY 10022
Adam Godfrey	444 Madison Avenue New York, NY 10022
Justin Wender	444 Madison Avenue New York, NY 10022
FinTech LLC	c/o Cohen and Company 3 Columbus Circle 24th Floor New York, NY 10019
DGC Family FinTech Trust	c/o Cohen and Company 3 Columbus Circle 24th Floor New York, NY 10019
Cohen Sponsor Interests II, LLC	c/o Cohen and Company 3 Columbus Circle 24th Floor New York, NY 10019
Cohen and Company LLC	2929 Arch Street, Suite 1703 Philadelphia, PA 19104
Daniel Cohen	c/o Cohen and Company 3 Columbus Circle 24th Floor New York, NY 10019
Hawk Time Enterprises LLC	9480 South Dixie Highway Miami, FL 33156
Robert Lisy Family Revocable Trust	9480 South Dixie Highway Miami, FL 33156
Robert Lisy	9480 South Dixie Highway Miami, FL 33156
Hepco Family Trust	1845 Walnut Street, 10th Floor Philadelphia, PA 19103
Betsy Cohen	c/o Cohen and Company 3 Columbus Circle 24th Floor New York, NY 10019
Swarthmore Trust of 2016	2929 Arch Street, Suite 1703 Philadelphia, PA 19104
James J. McEntee, II	2929 Arch Street, Suite 1703 Philadelphia, PA 19104
C.A.R. Holdings, LLC	15315 SW 39 Street, Davie, FL 33331
Eduardo Azcarate	6224 Paradise Point Drive Palmetto Bay, FL 33157
Jose Perez-Villareal	7200 SW 130 Street Miami, FL 33156
William Velez	4581 Weston Road #174 Weston, FL 33331
Jeremy Kuiper	3308 S Florence Avenue, Sioux Falls, SD 57103
Shami Patel	15 Dos Posos Orinda, CA 94563
Darrell Ebbert	9480 South Dixie Highway Miami, FL 33156
Randy Nilsen	8111 SW 178 Street Palmetto Bay, FL 33157
Plamen Mitrikov	2 12th Street, Apt. 912 Hoboken, NJ 07030
Solomon Cohen	c/o Cohen and Company 3 Columbus Circle 24th Floor New York, NY 10019

(c) The Reporting Persons and the Instruction C Persons are primarily involved in investment activities, and the address of each Reporting Person and Instruction C Person is set forth in (b) above. In addition, certain Reporting Persons hold the following positions at the Issuer: Robert Lisy - Chief Executive Officer, President and Chairman; Randy Nilsen - Chief Sales and Marketing Officer; Eduardo Azcarate - Chief Business Development Officer; Jose Perez- Villarreal - Chief Administrative and Compliance Officer and Secretary; William Velez - Chief Information Officer and Adam Godfrey and Justin Wender are directors.
(d) and (e) None of the Reporting Persons or Instruction C Persons during the last five years (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The citizenship of each Reporting Person that is not a natural person is set forth in (a) above. Each Reporting Person who is a natural person and each Instruction C Person is a citizen of the United States.

Item 3.          Source and Amount of Funds or Other Consideration

Other than 3,127,496 shares of Common Stock and 182,500 Warrants previously held by FinTech LLC, 653,407 shares of Common Stock previously held by DGC Family FinTech Trust, 652,827 shares of Common Stock previously held by Daniel Cohen, 892,827 shares of Common Stock previously held by Betsy Cohen, 370,795 shares of Common Stock previously held by Swarthmore Trust of 2016, 250,000 shares of Common Stock previously held by Cohen Sponsor Interests II, LLC, 330,000 shares of Common Stock previously held by Cohen and Company, LLC, 200,000 shares of Common Stock previously held by Hepco Family Trust, 45,636 shares of Common Stock previously held by Jeremy Kuiper, 45,636 shares of Common Stock previously held by Shami Patel, 40,000 shares of Common Stock previously held by Plamen Mitrikov, 239,709 shares of Common Stock previously held by James J. McEntee, III and 50,000 shares of Common Stock previously held by Solomon Cohen (such stock collectively, the “Existing Stock”), each of the Reporting Persons acquired all of his, her or its shares of Common Stock upon the closing of the transactions under the Agreement and Plan of Merger, dated as of December 19, 2017, by and among FinTech Acquisition Corp. II (“FinTech”), FinTech II Merger Sub Inc., a Delaware corporation, FinTech II Merger Sub 2 LLC, a Delaware limited liability company, Intermex Holdings II, Inc., a Delaware corporation (“Intermex”) and SPC Intermex Representative LLC (“SPC Intermex”), a Delaware limited liability company (the “Merger Agreement”). The Merger Agreement provided for the acquisition of Intermex by FinTech pursuant to the merger of Intermex with and into Merger Sub 1 (the “First Merger”), with Intermex continuing as the surviving entity, and immediately following the consummation of the First Merger, the merger of Intermex with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity (such merger together with the First Merger, the “Merger”). Pursuant to the Merger Agreement, through a series of transactions, the businesses, assets and liabilities of Intermex and FinTech (now known as International Money Express, Inc., i.e., the Issuer) were combined. The transactions contemplated by the Merger Agreement were consummated on July 26, 2018. Immediately upon consummation of the transactions under the Merger Agreement, the Issuer changed its name to International Money Express, Inc.

Item 4.          Purpose of Transaction
Other than the Existing Stock, the Reporting Persons acquired all of their shares of Common Stock in connection with the transactions under the Merger Agreement. For additional detail regarding the Merger Agreement, the transactions thereunder and the ancillary agreements related thereto, reference is made to the disclosures in Amendment No. 2 to the Issuer’s Registration Statement on Form S-4 (the “Form S-4”), which is filed as Exhibit 1 to this Schedule 13D. The Merger Agreement is filed as Exhibit 2 to this Schedule 13D.
Upon consummation of the Merger, the board of directors of the Issuer was increased in size from five to eight members. Each of the incumbent directors, Betsy Cohen, Daniel Cohen, Walter Beach, Shami Patel and Jeremy Kuiper, resigned from the board of directors and the following were appointed in place thereof:  Robert Lisy, Michael Purcell, Kurt Holstein, Adam Godfrey, Justin Wender, Robert Jahn, Stephen Paul and John Rincon. The following were appointed as officers of the Issuer: Robert Lisy (Chief Executive Officer and President), Tony Lauro II (Chief Financial Officer), Randy Nilsen (Chief Sales and Marketing Officer), Eduardo Azcarate (Chief Business Development Officer), Jose Perez- Villarreal (Chief Administrative and Compliance Officer and Secretary) and William Velez (Chief Information Officer).
In connection with the consummation of the transactions under the Merger Agreement, on July 26, 2018, the Issuer filed the Second Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware. The Second Amended and Restated Certificate of Incorporation is filed as Exhibit 3 to this Schedule 13D.
Although no Reporting Person currently has any specific plan or proposal to acquire or dispose of shares of Common Stock or any securities exchangeable for or convertible into Common Stock, each Reporting Person, consistent with its investment purpose, at any time and from time to time may directly or indirectly acquire additional shares of Common Stock or associated rights or securities exchangeable for or convertible into shares of Common Stock or dispose of any or all of its Common Stock or its associated rights or securities exchangeable for or convertible into Common Stock (including, without limitation, distributing some or all of such securities to such Reporting Person’s members, partners, stockholders or beneficiaries, as applicable), depending upon an ongoing evaluation of its investment in such securities, applicable legal and/or contractual restrictions, prevailing market conditions, other investment opportunities, liquidity requirements of such Reporting Person and/or other investment considerations.
Other than as described above, each of the Reporting Persons reports that neither he, she or it nor, to his, her or its knowledge, any of the Instruction C Persons, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their positions and/or change their purposes and/or formulate plans or proposals with respect thereto.

Item 5.          Interest in Securities of the Issuer
(a) and (b). The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 hereof is incorporated herein by reference. Because the Reporting Persons are parties to the Shareholders Agreement described in Item 6, each Reporting Person is deemed by Rule 13d-5(b)(1) of the Exchange Act to be the beneficial owner of all shares of Common Stock beneficially owned by each party to the Shareholders Agreement. Therefore, as a result of such Rule, each Reporting Person may be deemed to have shared voting power over all of the 21,431,653 shares of Common Stock subject to the Shareholders Agreement. In addition, if the Warrants owned by any Reporting Person were to be exercised for shares of Common Stock, such shares will be subject to the Shareholders Agreement. The Common Stock beneficially owned by the parties to the Shareholders Agreement represent approximately 58.9% of the outstanding Common Stock.

(c) Transactions in shares of Common Stock by the Reporting Persons during the 60 days prior to the filing of this Schedule 13D are as follows:
(1)	On June 29, 2018, Betsy Cohen purchased 500,000 shares in an open market transaction.
(2)	On June 29, 2018, Daniel Cohen purchased 160,000 shares in an open market transaction.
(3)	On June 29, 2018, DGC Family FinTech Trust purchased 140,000 shares in an open market transaction.
(4)	On June 29, 2018, James J. McEntee, III purchased 200,000 shares in an open market transaction.
(5)	On July 18, 2018, a wholly owned subsidiary of Cohen and Company LLC purchased 250,000 shares in an open market transaction.
(6)	On July 25, 2018, Daniel Cohen sold 50,000 shares to Solomon Cohen for aggregate consideration of $235.
(7)	On July 25, 2018, Plamen Mitrikov transferred 10,000 shares to Cohen and Company LLC.
(8)	On July 26, 2018, Jeremy Kuiper transferred 11,409 shares to Cohen and Company LLC.
(9)	On July 26, 2018, Shami Patel transferred 11,409 shares to Cohen and Company LLC.
(10)	On July 26, 2018, Cohen Sponsor Interests II, LLC transferred 250,000 shares to the members of InterWire Topco, LLC.
(11)
On July 26, 2018, FinTech LLC transferred the following shares:  (i) 37,212 shares to Polar Multi-Strategy Master Fund; (ii) 2,788 shares to Crown Managed Accounts SPC acting for and on behalf of Crown/Polar Segregated Portfolio; (iii) 17,182 shares to Cohen and Company LLC; (iv) 105,738 shares to Islet Master Fund, L.P.; (v) 94,262 shares to Highmark Long/Short Equity 4; (vi) 100,000 shares to Summit Partners Concentrated Growth L/S Master Fund, L.P.; (vii) 25,000 shares to AG OFCON Ltd; (viii) 12,500 shares to AG TCDRS, LP; (ix) 12,500 shares to AG Cataloochee, LP; (x) 25,000 shares to AG ONCON, LLC; and (xi) 25,000 shares to AG Mortgage Value Partners Master Fund, L.P.

(12)	On July 26, 2018, FinTech LLC sold an aggregate of 25,000 placement units to Islet Master Fund, L.P. and Highmark Long/Short Equity 4 for aggregate consideration of $250,000.

Except for the transactions described herein, there have been no transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days.
(d) To the knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.
(e) Not applicable.

Item 6.          Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Shareholders Agreement

On the Closing Date, the Issuer entered into a shareholders agreement with SPC Intermex, certain of the Intermex legacy stockholders, and certain of FinTech’s initial stockholders (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement, for so long as the Intermex legacy stockholders party thereto hold, in the aggregate, at least 10% of the total outstanding shares of Common Stock, SPC Intermex will be entitled to designate eight individuals for election to the Issuer’s board of directors of which at least three designees must qualify as an “independent director” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Nasdaq rules. Following such times as the collective ownership of such Intermex legacy stockholders is less than 10% of the outstanding shares of Common Stock, SPC Intermex, as representative of the Intermex legacy stockholders, will be entitled to designate one person for election to the Issuer’s board of directors, which designation right will lapse at such time as the Intermex legacy stockholders’ collective ownership is less than 5% of the outstanding shares of Common Stock. Pursuant to the Shareholders Agreement, all of the stockholders party thereto (which stockholders represent, in the aggregate, more than 50% of the outstanding shares of Common Stock), are required to vote their shares of Common Stock subject to the Shareholders Agreement as set forth therein for the director nominees designated thereunder. In addition, for so long as FinTech’s initial stockholders that are party to the Shareholders Agreement collectively own more than 5% of the outstanding common stock that is subject to the Shareholders Agreement, FinTech LLC, as representative, is entitled to designate one person as a non-voting observer to the Issuer’s board of directors. Certain parties to the Shareholders Agreement have also agreed to a lock-up provision restricting the stockholders party thereto from transferring their shares of Common Stock subject to the terms of the Shareholders Agreement as set forth therein, subject to limited exceptions (the “Lock-Up Period”). The Lock-Up Period extends, subject to certain exceptions, from the Closing Date until the earlier of (i) fifteen months following the Closing Date and (ii) such time as the shares of Common Stock then subject to the Shareholders Agreement represent, for a period of five consecutive business days, less than 50% of the total voting power of the Issuer’s outstanding common stock.

The foregoing description of the Shareholders Agreement does not purport to be complete and is qualified in its entirety to the full text of the Shareholders Agreement, which is filed as Exhibit 4 to this Schedule 13D.
Registration Rights Agreement

On the Closing Date, the Issuer entered into a registration rights agreement (the “Registration Rights Agreement”) with certain of FinTech’s initial stockholders and certain of the Intermex stockholders that provides certain registration rights with respect to the shares of the Issuer’s common stock. The Registration Rights Agreement requires the Issuer to, among other things, file a resale shelf registration statement on behalf of the stockholders party to the Registration Rights Agreement as promptly as practicable upon request by Stella Point Capital and its affiliates (collectively, “Stella Point”) following the Closing. The Registration Rights Agreement also provides the stockholders party to the agreement the right (such right, the “Demand Registration Right”) to require the Issuer to effect one or more shelf registrations under the Securities Act of 1933, as amended (the “Securities Act”), covering all or part of such stockholder’s common stock upon written request to the Issuer. Demand Registration Rights are available exclusively to Stella Point for the first 15 months after the closing of the Merger, and thereafter to certain other stockholders party to the Registration Rights Agreement. The Registration Rights Agreement additionally provides piggyback rights to the stockholders party to the Registration Rights Agreement, subject to customary underwriter cutbacks and issuer blackout periods. The Issuer also agreed to pay certain fees and expenses relating to registrations under the Registration Rights Agreement.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety to the full text of the Registration Rights Agreement, which is filed as Exhibit 5 to this Schedule 13D.

Put Option Agreement

On July 20, 2018, Daniel Cohen entered into a Put Option Agreement (the “Put Option Agreement”) with Angelo, Gordon & Co., L.P. (“Angelo Gordon”), pursuant to which Mr. Cohen granted Angelo Gordon a put option to sell to Mr. Cohen or his designee up to one million shares of Common Stock, subject to the terms and conditions set forth in the Put Option Agreement.  The put option is exercisable until the one year anniversary of the closing of the Merger at a purchase price per share equal to $10.086957.  At Mr. Cohen’s election, he may direct Angelo Gordon to sell the shares subject to the put option in an open market transaction rather than take delivery of the shares, in which case the purchase price would be reduced by the net proceeds received by Angelo Gordon.
The foregoing description of the Put Option Agreement does not purport to be complete and is qualified in its entirety to the full text of the Put Option Agreement, which is filed as Exhibit 6 to this Schedule 13D.

Item 7.          Material to be Filed as Exhibits

Exhibit No.	Description

1	Issuer’s Registration Statement on Form S-4 (incorporated by reference to Amendment No. 2 to Issuer’s Registration Statement on Form S-4 filed on June 15, 2018 (File No. 333-223936)).

2
Agreement and Plan of Merger, dated December 19, 2017, between the Issuer, FinTech II Merger Sub Inc., FinTech II Merger Sub 2 LLC, Intermex Holdings II, Inc. and SPC Intermex Representative LLC (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to Issuer’s Registration Statement on Form S-4 filed on June 15, 2018 (File No. 333-223936)).

3	Second Amended and Restated Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to Issuer’s Current Report on Form 8-K filed on August 1, 2018 (File No. 001-37986)).

4
Shareholders Agreement, dated July 26, 2018, between the Issuer, SPC Intermex Representative LLC and the stockholders of the Issuer signatory thereto (incorporated by reference to Exhibit 4.3 to Issuer’s Current Report on Form 8-K filed on August 1, 2018 (File No. 001-37986)).

5
Registration Rights Agreement, dated July 26, 2018, by and among the Issuer, SPC Investors, Intermex Investors, Founder Investors, Minority Investors and Additional Investors (each as defined therein) (incorporated by reference to Exhibit 10.2 to Issuer’s Current Report on Form 8-K filed on August 1, 2018 (File No. 001-37986)).

6	Put Option Agreement, dated as of July 20, 2018, by and between Daniel G. Cohen and Angelo, Gordon & Co., L.P., on behalf of certain funds and accounts managed by it.

7	Contingent Sale and Assignment of Economic Interest Agreement, dated as of January 19, 2017, by and between Daniel G. Cohen and Ithan Creek Master Investors (Cayman) L.P.

8	Contingent Sale and Assignment of Economic Interest Agreement, dated as of January 19, 2017, by and between Daniel G. Cohen and Bay Pond Investors (Bermuda) L.P.

9	Contingent Sale and Assignment of Economic Interest Agreement, dated as of January 19, 2017, by and between Daniel G. Cohen and Bay Pond Partners, L.P.

10
Stock Purchase Agreement, dated as of March 5, 2018, by and among FinTech LLC, Cohen Sponsor Interests II, LLC, Ithan Creek Master Investors (Cayman) L.P., Bay Pond Partners, L.P. and Bay Pond Investors (Bermuda) L.P, and, solely with respect to certain sections specified therein, FinTech Acquisition Corp. II.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 7, 2018

SPC INTERMEX, LP

By:	SPC Intermex GP, LLC, its General Partner

By:	Stella Point Capital, LLC, its managing member

By:	/s/ Adam Godfrey
Name: Adam Godfrey
Title: Authorized Signatory

By:	/s/Justin Wender
Name: Justin Wender
Title: Authorized Signatory

SPC INTERMEX GP, LLC

By:	Stella Point Capital, LLC, its managing member

By:	/s/ Adam Godfrey
Name: Adam Godfrey
Title: Authorized Signatory

By:	/s/ Justin Wender
Name: Justin Wender
Title: Authorized Signatory

STELLA POINT CAPITAL, LLC

By:	/s/ Adam Godfrey
Name: Adam Godfrey
Title: Authorized Signatory

By:	/s/ Justin Wender
Name: Justin Wender
Title: Authorized Signatory

SPC INTERMEX REPRESENTATIVE LLC

By:	/s/ Adam Godfrey
Name: Adam Godfrey
Title: Authorized Signatory

By:	/s/ Justin Wender
Name: Justin Wender
Title: Authorized Signatory

HAWK TIME ENTERPRISES LLC

By:	/s/ Robert Lisy
Name: Robert Lisy
Title: Manager

ROBERT LISY FAMILY REVOCABLE TRUST

By:	/s/ Robert Lisy
Name: Robert Lisy
Title: Trustee

/s/ Robert Lisy
Robert Lisy

/s/ Adam Godfrey
Adam Godfrey

/s/ Justin Wender
Justin Wender

/s/ Tony Lauro II
Tony Lauro II, Attorney-in-Fact for Darrell Ebbert

/s/ Tony Lauro II
Tony Lauro II, Attorney-in-Fact for Jose Perez-Villarreal

/s/ Tony Lauro II
Tony Lauro II, Attorney-in-Fact for Eduardo Azcarate

/s/ Tony Lauro II
Tony Lauro II, Attorney-in-Fact for William Velez

/s/ Tony Lauro II
Tony Lauro II, Attorney-in-Fact for Randall Nilsen

C.A.R HOLDINGS, LLC

By:	/s/ Tony Lauro II
Name: Tony Lauro II
Title: Attorney-in-Fact for Cesar Rincon, Manager

DGC FAMILY FINTECH TRUST

By:	/s/ Rafi Licht
Name: Rafi Licht
Title: Trustee

SWARTHMORE TRUST OF 2016

By:	/s/ Richard Maiocco
Name: Richard Maiocco
Title: Trustee

FINTECH INVESTOR HOLDINGS II, LLC

By:	/s/ Daniel Cohen
Name: Daniel Cohen
Title: Trustee

COHEN SPONSOR INTERESTS II, LLC

By:	/s/ Daniel Cohen
Name: Daniel Cohen
Title: Managing Member

COHEN AND COMPANY LLC

By:	/s/ Doug Listman
Name: Doug Listman
Title: Chief Accounting Officer and Assistant Treasurer

HEPCO FAMILY TRUST

By:	/s/ Jonathan Cohen
Name: Jonathan Cohen
Title: Trustee

/s/ Daniel Cohen
Daniel Cohen

/s/ Betsy Cohen
Betsy Cohen

/s/ Jeremy Kuiper
Jeremy Kuiper

/s/ Shami Patel
Shami Patel

/s/ Plamen Mitrikov
Plamen Mitrikov

/s/ James J. McEntee, III
James J. McEntee, III

/s/ Solomon Cohen
Solomon Cohen

Exhibit 6

PUT OPTION AGREEMENT
This Put Option Agreement (the “Agreement”), dated as of July 20, 2018, is made by and between Daniel G. Cohen (“Cohen”) and Angelo, Gordon & Co., L.P., on behalf of certain funds and accounts managed by it, (“Angelo Gordon”).
WHEREAS, as of the date hereof, Angelo Gordon holds one million (1,000,000) shares of common stock, par value $0.0001 per share (“Common Stock”), of FinTech Acquisition Corp. II (the “Company”) (excluding the 133,339 shares (the “Sponsor Shares”) held by FinTech Investor Holdings II, LLC and allocated to Angelo Gordon under the Amended and Restated Limited Liability Company Agreement of FinTech Investor Holdings II, LLC, as amended or modified from time to time);
WHEREAS, the Company is party to that certain Agreement and Plan of Merger dated December 19, 2017 (as may be amended or modified from time to time, the “Merger Agreement”), with FinTech II Merger Sub Inc., FinTech II Merger Sub 2 LLC, Intermex Holdings II, Inc. (“Intermex”) and SPC Intermex Representative LLC, which provides for the Company to acquire Intermex pursuant to the mergers described in the Merger Agreement (the “Mergers”);
WHEREAS, the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) provides that a stockholder of the Company may redeem its shares of Common Stock in connection with the Mergers on the terms set forth in the Charter (“Redemption Rights”); and
WHEREAS, in order to induce Angelo Gordon to forego its Redemption Rights, Cohen has agreed to grant Angelo Gordon a put option to sell to Cohen (or Cohen’s designee) all or any portion of the one million (1,000,000) shares of Common Stock (other than the Sponsor Shares) held by Angelo Gordon (the “Put Shares”) on the terms and conditions hereinafter set forth.
NOW, THEREFORE, in consideration of the foregoing, of the mutual promises contained herein and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, hereby agree as follows:
1)
Put Option.  Cohen hereby irrevocably and unconditionally grants Angelo Gordon the right, but not the obligation, to require Cohen to purchase all or any portion of the Put Shares for the Purchase Price following the occurrence of the Put Option Trigger and on the other terms and conditions set forth herein (the “Put Option”).

The “Put Option Trigger” shall occur if (a) as of 5:00 PM, New York time, on the date of the Company’s stockholder meeting relating to approval of the Mergers, Angelo Gordon holds at least one million (1,000,000) shares of Common Stock (excluding the Sponsor Shares), (b) Angelo Gordon does not exercise its Redemption Rights with respect to such shares of Common Stock in connection with the Mergers (other than any exercise which is revoked prior to Closing) and (c) the Mergers are consummated in accordance with the Merger Agreement.

2)
Exercise of Put Option.  The Put Option shall be exercisable, at the sole and absolute discretion of Angelo Gordon, at any time during the period beginning on the first business day following the closing of the Mergers and ending at 5:00 PM, New York time, on the one-year anniversary thereof (the “Put Term”) on the terms set forth in this Agreement.  Angelo Gordon may elect to exercise the Put Option by delivery to Cohen of a dated written notice (the “Exercise Notice”) stating Angelo Gordon’s election to exercise the Put Option and the proposed date for the Closing (the “Put Closing Date”), which date shall not be earlier than the day that is the fifth business day following the date of the Exercise Notice.  For the avoidance of doubt, any Exercise Notice shall be revocable by Angelo Gordon, in its sole discretion, at any time prior to the Closing.

Upon delivery of any Exercise Notice (unless and until revoked by Angelo Gordon), the parties shall promptly execute, enter into and deliver all required agreements, documents or instruments with respect to the transfer of the Put Shares contemplated hereunder, and the parties shall take such other actions as are necessary or desirable to effect the exercise of the Put Option and Cohen’s purchase of the Put Shares.
3)
Purchase Price.  The purchase price (the “Purchase Price”) for the Put Shares shall be equal to the product of (a) the “Redemption Price” (as defined in the Charter) per share, calculated in accordance with the provisions of the Charter, that would be payable to Angelo Gordon if it elected to exercise its Redemption Rights with respect to the Put Shares in connection with the Mergers, multiplied by (b) the number of Put Shares for which the Put Option is exercised; provided that, in the event that Angelo Gordon sells the Put Shares in an open market transaction at the direction of Cohen (as provided in Section 4 below), the Purchase Price payable hereunder shall be reduced (but shall in no event be less than $0) by the net proceeds received by Angelo Gordon for the Put Shares in such open market transaction.

4)
Closing.  The closing of Cohen’s purchase of the Put Shares under the exercise of the Put Option (the “Closing”) shall take place remotely via the exchange of electronic documents and signatures on the Put Closing Date.  At the Closing, (a) Cohen shall pay the Purchase Price by wire transfer of immediately available funds to a bank account designated by Angelo Gordon prior to the Closing, and (b) in consideration therefore, Angelo Gordon shall deliver the Put Shares to Cohen (or to one or more brokerage accounts designated by Cohen). At Cohen’s election, which shall be exercised by a written notice delivered to Angelo Gordon at least two (2) business days before the Closing, Cohen may direct Angelo Gordon to sell the Put Shares in an open market transaction rather than take delivery of the Put Shares at the Closing; provided that, for the avoidance of doubt, the Purchase Price shall be payable in accordance with this Section 4 at the Closing notwithstanding any such direction from Cohen.

The obligation of Cohen to consummate the transactions under this Agreement is subject to the condition that the representations and warranties of Angelo Gordon contained in this Agreement shall be true and correct on and as of the Closing with the same effect as though such representations and warranties had been made on and as of the Closing.

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5)
Adjustment Provisions.  If at any time during the Put Term the number of outstanding shares of Common Stock is increased or decreased by a consolidation, combination, stock split, reverse stock split or reclassification of Common Stock or other similar event, then, as of the effective date of such consolidation, combination, stock split, reverse stock split, reclassification or similar event, the number of shares of Common Stock subject to the Put Option pursuant to this Agreement shall be adjusted in proportion to such increase or decrease in outstanding shares of Common Stock..  Such adjustment shall be made in the number of shares subject to the Put Option and in the Purchase Price, to the extent appropriate to prevent dilution or enlargement of Angelo Gordon’s rights hereunder.

6)
Mutual Representations and Warranties.  Each party hereby represents and warrants to the other party that each of the representations and warranties set forth below is true and correct: (a) it is duly organized, validly existing and in good standing under the applicable laws of its jurisdiction and has all corporate powers and licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted; (b) the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby are within its powers and have been duly authorized by all necessary action by it; (c) this Agreement constitutes a valid and binding agreement enforceable against it in accordance with its terms; (d) the execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated hereby require no action, approval, authorization, license or other consent by or in respect of, or filing, notification or registration with, any governmental authority other than pursuant to applicable federal securities laws; and (e) the execution, delivery and performance by it of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) violate its constitutional documents, (ii) violate any applicable law, (iii) require any consent or other action by any person under, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of it or to a loss of any benefit to which it is entitled under any provision of any agreement or other instrument binding upon it or (iv) result in the creation or imposition of any encumbrance on any of its material assets.

7)	Representations and Warranties of Angelo Gordon. Angelo Gordon further represents and warrants to, and agrees with, Cohen that:
a)
Ownership of Shares.  The Put Shares as of the date hereof are, and when transferred to Cohen under this Agreement will be, owned of record and beneficially by Angelo Gordon or, if held by a nominee, owned beneficially with the exclusive right of disposition by Angelo Gordon, free and clear of all liens, pledges, security interests, charges, claims, encumbrances, options and other similar restrictions.

8)	Representations and Warranties of Cohen. Cohen further represents and warrants to, and agrees with, Angelo Gordon that:
a)
Financial Ability.  Cohen has, and will have at all times prior to the Closing, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to make payment of the Purchase Price in full and any other amounts to be paid by it hereunder.

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9)	Miscellaneous.
a)
This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the Laws of another jurisdiction.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.  With respect to any suit, action or proceeding relating to the transactions contemplated hereby, the undersigned irrevocably submit to the jurisdiction of the United States District Court for the District of Delaware or, if such court does not have jurisdiction, the Delaware state courts located in Wilmington, Delaware, which submission shall be exclusive.

b)	This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements, written or oral, with respect thereto.
c)	Neither this Agreement nor any rights or obligations under it may be assigned by any party without the consent of the other party.
d)
Except as expressly provided in this Agreement, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

e)	This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and permitted assigns.
f)
For the purpose of this Agreement, notices and all other communications provided for in this Agreement shall be in writing and shall be deemed to have been duly given (1) on the date of delivery if delivered by hand, (2) on the date of transmission, if delivered by confirmed facsimile or e-mail, (3) on the first business day following the date of deposit if delivered by guaranteed overnight delivery service, or (4) on the fourth business day following the date delivered or mailed by United States registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

If to Cohen:

Daniel G. Cohen
712 Fifth Ave, 8th Floor
New York, NY10019
Phone:  212-735-1498
Email: dcohen@cohenandcompany.com

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With a copy to:

Ledgewood PC
Two Commerce Square, Suite 3400
2001 Market Street
Philadelphia, PA 19103
Attn: Derick Kauffman
Email: dkauffman@ledgewood.com
Phone: 215-730-9450

If to Angelo Gordon:

Angelo Gordon & Co., L.P.
245 Park Avenue
New York, NY 10167
Attn: Adam Freedman
Phone: 212-883-4144
Email: AFreedman@angelogordon.com

With a copy to:

Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036
Attn: Jonathan Gill
Email: Jonathan.Gill@ropesgray.com
Phone: 212-596-9514

or to such other address as either Party may have furnished to the other in writing in accordance herewith, except that notices of change of address shall be effective only upon receipt.
g)	The invalidity or unenforceability of any provision of this Agreement shall in no way affect the validity or enforceability of any other provision of this Agreement.
h)
This Agreement may be executed in two or more counterparts, each of which shall be deemed an original for all purposes hereof.  In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

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IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ANGELO, GORDON & CO., L.P.,
on behalf of certain funds and accounts managed by it

By:	/s/ Frank Stadelmaier
Name:	Frank Stadelmaier
Title:	Authorized Signatory

/s/ Daniel G. Cohen
Daniel G. Cohen, individually

[Put Option Agreement]

Exhibit 7
CONTINGENT SALE AND ASSIGNMENT OF ECONOMIC INTEREST
This Contingent Sale and Assignment of Economic Interest Agreement (this “Agreement”) is entered as of January 19, 2017 by and among Daniel G. Cohen (“Cohen”) and Ithan Creek Master Investors (Cayman) L.P. (“Investor”).
RECITALS
WHEREAS, Cohen holds membership interests (as defined below) in FinTech Investor Holdings II, LLC (the “Sponsor”) which represent interests in shares of common stock (“Common Stock”) of FinTech Acquisition Corp. II (“FinTech”) (such membership interests are referred to herein as “Founder Share Membership Interests”);
WHEREAS, the shares of Common Stock held by the Sponsor are or will be subject to certain restrictions on transfer (the “Transfer Restrictions”) with respect to the “Lockup Period” as set forth in the Amended and Restated Limited Liability Company Agreement of the Sponsor to be entered into in substantially the form attached hereto as Exhibit A, as may be amended from time to time (the “Sponsor LLC Agreement”) and Section 3(b) of the Letter Agreement to be entered into by and among FinTech, its officers, its directors, certain of its stockholders and the Sponsor (the “Letter Agreement”), and will be subject to certain other transfer and other restrictions under the Letter Agreement;
 WHEREAS, Cohen desires to sell to Investor, and Investor wishes to purchase, 25,774 shares of Common Stock (the “Assigned Shares”), to be transferred to the Investor following completion of FinTech’s Initial Business Combination (as defined below);
WHEREAS, prior to the transfer of the Assigned Shares to Investor, Cohen desires to assign an economic interest in the Assigned Shares to Investor; and
NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Investor and Cohen hereby agree as follows:
1.	Certain Defined Terms.
1.1.
“Initial Business Combination” shall mean the initial merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination between FinTech and one or more businesses.

1.2.	“IPO” shall mean the initial public offering of FinTech’s units, each unit consisting of one share of Common Stock and one half of one warrant to purchase one share of Common Stock.

1.3.	“Founder Shares” shall mean the 3,264,186, shares of Common Stock held by the Sponsor as of the date hereof.
1.4.	“Lockup Expiration Date” shall mean the date that is 180 days after the effective date of the Underwriting Agreement for IPO.
1.5.
“Registration Rights Agreement” shall mean that certain Registration Rights Agreement to be entered into at the closing of the IPO, by and among each of FinTech, the Sponsor, Cantor Fitzgerald & Co. and certain other stockholders of FinTech.

1.6.	“Underwriter’s Lock Up” shall mean the restrictions set forth in Section 4 of the Letter Agreement.
2.	Terms of Sale and Purchase.
2.1.
Sale and Purchase. Upon the terms and subject to the conditions of this Agreement, Investor hereby agrees to purchase from Cohen, and Cohen hereby agrees to sell to Investor, an aggregate of 25,774 Founder Shares, and Cohen agrees to assign to Investor the  Economic Interest (as defined below), for aggregate consideration of $240.05 (the “Purchase Price”).

2.2.
Consideration.  Investor shall pay to Cohen an amount equal to the Purchase Price within three Business Days following the date of this Agreement.  Investor shall deliver the Purchase Price to Cohen in immediately available funds by wire transfer.

2.3.
Transfer of Assigned Shares following Initial Business Combination.  Cohen’s obligation to transfer Assigned Shares to Investor is contingent upon FinTech’s consummation of an Initial Business Combination, the expiration of the Underwriter’s Lockup, the execution by Investor of a joinder to the Letter Agreement as described in Section 2.9 hereof, and the delivery by Investor of the Purchase Price in accordance with this Agreement.  If such contingencies are fulfilled in accordance with this Agreement, the Assigned Shares shall be transferred to Investor no later than 10 days following the Sponsor’s distribution of Founder Shares to Cohen pursuant to Section 4.01(c) of the Sponsor LLC Agreement; provided, however, that if such distribution occurs prior to the Lockup Expiration Date, Cohen shall transfer the Assigned Shares to Investor no later than 10 days following the Lockup Expiration Date. Cohen covenants and agrees, in his capacity as manager of the Sponsor and in his capacity as a member of the Sponsor and holder of the Assigned Shares, that if the Sponsor does not distribute all of its Founder Shares to its members pursuant to Section 4.01(c) within 10 days following the closing of FinTech’s Initial Business Combination, Cohen shall promptly take all such actions required in his capacity as manager of the Sponsor and as a member of the Sponsor to cause the Assigned Shares to be transferred to Investor pursuant to Section 3.07(c) of the Sponsor LLC Agreement as promptly as practicable.  If, notwithstanding the foregoing, any Assigned Shares are distributed to Cohen pursuant to Section 4.01(b)(ii) of the Sponsor LLC Agreement, such Assigned Shares shall be transferred to Investor no later than 10 days following the Sponsor’s distribution of such Assigned Shares to Cohen pursuant to Section 4.01(b)(ii) of the Sponsor LLC Agreement.

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2.4.
Adjustment to Share Amounts.  If at any time the number of outstanding shares of Common Stock is increased or decreased by a consolidation, combination, stock split, reverse stock split or reclassification of Common Stock or other similar event, then, as of the effective date of such consolidation, combination, stock split, reverse stock split, reclassification or similar event, the number of shares of Common Stock to be transferred to the Investor pursuant to this Agreement shall be adjusted in proportion to such increase or decrease in outstanding shares of Common Stock.

2.5.
 Merger or Reorganization, etc.  If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving FinTech in which the Common Stock is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, in lieu of Common Stock, Cohen shall transfer, with respect to each share of Common Stock to be transferred hereunder, upon Cohen’s receipt thereof, the kind and amount of securities, cash or other property into which a share of Common Stock was converted or exchanged.

2.6.
Forfeiture in Connection with Initial Business Combination.  If the Sponsor forfeits or transfers Founder Shares held by it pursuant to Section 3.07(a) of the Sponsor LLC Agreement, and as a result the number of Founder Shares in which Cohen has an interest is reduced to less than 125,000 Founder Shares, the maximum aggregate number of Founder Shares to be transferred to Investor pursuant to this Agreement shall be equal to 20.62% of the number of Founder Shares in which Cohen holds an interest immediately following the forfeiture pursuant to Section 3.07(a) of the Sponsor LLC Agreement.

2.7.
Other Documents. At the time of the transfer of Assigned Shares hereunder, Cohen shall deliver to the Investor original stock certificates evidencing such Assigned Shares, together with a stock power assigning all of Cohen’s right, title and interest in and to such Assigned Shares to the Investor (such obligation may also be satisfied by the delivery to the Investor of newly issued stock certificates of FinTech for such Assigned Shares registered in the name of the Investor, or by transfer of book-entry shares effected through FinTech’s transfer agent).  The parties to this Agreement agree to execute, acknowledge and deliver such further instruments and to do all such other acts, as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

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2.8.
Assignment of Registration Rights.  Concurrent with the transfer of Assigned Shares to Investor under this Agreement, Cohen hereby assigns all of his rights, duties and obligations with respect to the Assigned Shares under the Registration Rights Agreement and hereby represents and confirms to the Investor that, upon the Investor’s receipt of the Assigned Shares, (i) the Investor shall be a “Holder” under the Registration Rights Agreement and (ii) the Assigned Shares shall be “Registrable Securities” under the Registration Rights Agreement.  Cohen shall provide written notice to FinTech of such assignment in accordance with Section 5.2.5 of the Registration Rights Agreement.  Investor shall provide to FinTech a written agreement in accordance with Section 5.2.5 of the Registration Rights Agreement agreeing to be bound by the terms and provisions of the Registration Rights Agreement as a “Holder” thereunder with respect to the Assigned Shares (upon acquisition thereof) as “Registrable Securities” thereunder. Such written agreement shall be in substantially the form of the joinder attached hereto as Exhibit A.  If Cohen is serving as an executive officer of FinTech at the time the Assigned Shares are transferred to Investor, Cohen, in such capacity as a FinTech executive officer, shall cause FinTech to promptly countersign such joinder after the Investor has signed such joinder.

2.9.
Joinder to Letter Agreement.  In connection with the transfer of the Assigned Shares to Investor, Investor shall execute a joinder to the Letter Agreement in substantially the form attached here to as Exhibit A pursuant to which Investor shall agree with the Company to be bound by Sections 3(b), (d), (e), (f) and (g) and Sections 16 through 21 of the Letter Agreement solely with respect to the Assigned Shares.

2.10.
Termination.  This Agreement and each of the obligations of the undersigned shall terminate on earlier of (a) the fulfillment of all obligations of parties hereto or (b) the liquidation or dissolution of FinTech.

3.	Assignment of Economic Interest.
3.1.
Cohen hereby assigns to Investor all of his economic right, title and interest in and to 25,774 Founder Shares represented by Founder Share Membership Interests held directly by Cohen (the “Economic Interest”), subject to adjustment as set forth in Sections 3.2 and 3.3.  The Economic Interest represents Cohen’s right to receive dividends and other distributions made by the Sponsor pursuant to Section 4.01 of the Sponsor LLC Agreement allocated to 25,774 of the Founder Shares represented by Founder Membership Interests held directly by Cohen.

3.2.
If at any time the number of outstanding shares of Common Stock is increased or decreased by a consolidation, combination, stock split, reverse stock split or reclassification of Common Stock or other similar event, then, as of the effective date of such consolidation, combination, stock split, reverse stock split, reclassification or similar event, the number of shares of Common Stock underlying the Economic Interest shall be adjusted in proportion to such increase or decrease in outstanding shares of Common Stock.

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3.3.
Investor acknowledges and agrees that it is not a member of the Sponsor, it has no right to vote on matters of the Sponsor or to vote with respect to any Assigned Shares, and it has no right to vote Founder Shares prior to transfer of any such shares to Investor pursuant to this Agreement.

3.4.
Investor acknowledges and agrees that if Investor has a right pursuant to its Economic Interest to receive any dividends or other distributions paid in Common Stock or other non-cash property that is subject to the Transfer Restrictions and/or the Underwriters’ Lockup, Cohen shall transfer all of his right, title and interest in such dividends or distributions concurrently with the transfer of Assigned Shares to Investor pursuant to Section 2.3.

4.	Representations and Warranties of Investor. Investor represents and warrants to, and agrees with, Cohen that:
4.1.
No Government Recommendation or Approval.  Investor understands that no federal or state agency has passed upon or made any recommendation or endorsement of Cohen or the offering of the Assigned Shares.

4.2.
Accredited Investor.  Investor is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and acknowledges that the sale contemplated hereby is being made in reliance, among other things, on a private placement exemption to “accredited investors” under the Securities Act and similar exemptions under state law.

4.3.
Intent.  Investor is purchasing the Assigned Shares solely for investment purposes, for such Investor’s own account (and/or for the account or benefit of its members or affiliates, as permitted), and not with a view to the distribution thereof and Investor has no present arrangement to sell the Assigned Shares to or through any person or entity except as may be permitted hereunder.

4.4.	Restrictions on Transfer; Trust Account Redemption Rights.
4.4.1.
Investor acknowledges and agrees that, prior to their transfer hereunder, the Assigned Shares are and following any transfer to Investor may continue be subject to the Transfer Restrictions and certain other restrictions as set forth in the Letter Agreement.

4.4.2.
Investor acknowledges and agrees that the Assigned Shares are not entitled to, and have no right, interest or claim of any kind in or to, any monies held in the Trust Account or distributed as a result of any liquidation of the Trust Account.

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4.4.3.
Investor waives, with respect to the Assigned Shares, any redemption rights it may have (i) in connection with the consummation of an Initial Business Combination, (ii) if FinTech fails to consummate its Initial Business Combination or liquidates within 24 months from the completion of the Offering or (iii) if the FinTech seeks an amendment to its amended and restated certificate of incorporation that would affect the substance or timing of FinTech’s obligation to redeem 100% of shares sold in the IPO.

4.4.4.
Investor acknowledges and understands the Assigned Shares are being offered in a transaction not involving a public offering in the United States within the meaning of the Securities Act and have not been registered under the Securities Act and, if in the future Investor decides to offer, resell, pledge or otherwise transfer the Assigned Shares, such Assigned Shares may be offered, resold, pledged or otherwise transferred only (A) pursuant to an effective registration statement filed under the Securities Act, (B) pursuant to an exemption from registration under Rule 144 promulgated under the Securities Act, if available, or (C) pursuant to any other available exemption from the registration requirements of the Securities Act, and in each case in accordance with any applicable securities laws of any state or any other jurisdiction.  Investor agrees that, if any transfer of its Assigned Shares or any interest therein is proposed to be made, as a condition precedent to any such transfer, Investor may be required to deliver to FinTech an opinion of counsel satisfactory to FinTech that registration is not required with respect to the Assigned Shares to be transferred. Absent registration or another available exemption from registration, Investor agrees it will not transfer the Assigned Shares.

4.5.	Sophisticated Investor. Investor is sophisticated in financial matters and able to evaluate the risks and benefits of the investment in the Assigned Shares.
4.6.
Risk of Loss.  Investor is aware that an investment in the Assigned Shares is highly speculative and subject to substantial risks.  Investor is cognizant of and understands the risks related to the purchase of the Assigned Shares, including those restrictions described or provided for in this Agreement, the Sponsor LLC Agreement and the Letter Agreement pertaining to transferability.  Investor is able to bear the economic risk of its investment in the Assigned Shares for an indefinite period of time and able to sustain a complete loss of such investment.

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4.7.
Independent Investigation.  Investor, in making the decision to purchase the Assigned Shares, has relied upon an independent investigation of FinTech and has not relied upon any information or representations made by any third parties or upon any oral or written representations or assurances from Cohen or any other representatives or agents of Cohen, other than as set forth in this Agreement. Investor is familiar with the business, operations and financial condition of FinTech and has had an opportunity to ask questions of, and receive answers from FinTech’s management concerning FinTech and the terms and conditions of the proposed sale of the Assigned Shares and has had full access to such other information concerning FinTech as Investor has requested. Investor confirms that all documents that it has requested have been made available and that Investor has been supplied with all of the additional information concerning this investment which Investor has requested.

4.8.
Organization and Authority.  Investor is duly organized and existing under the laws of the Cayman Islands and it possesses all requisite power and authority to purchase the Assigned Shares, enter into this Agreement and perform all the obligations required to be performed by Investor hereunder.

4.9.
Authority. This Agreement has been validly authorized, executed and delivered by Investor and is a valid and binding agreement enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by equitable principles of general application and except as enforcement of rights to indemnity and contribution may be limited by federal and state securities laws or principles of public policy.

4.10.
No Conflicts. The execution, delivery and performance of this Agreement and the consummation by Investor of the transactions contemplated hereby do not violate, conflict with or constitute a default under (i) Investor’s organizational documents, (ii) any agreement or instrument to which Investor is a party or (iii) any law, statute, rule or regulation to which Investor is subject, or any order, judgment or decree to which Investor is subject.

4.11.
No Legal Advice from Cohen.  Investor has had the opportunity to review this Agreement and the transactions contemplated by this Agreement, the Sponsor LLC Agreement and the form of Letter Agreement with Investor’s own legal counsel and investment and tax advisors.  Except for any statements or representations of Cohen made in this Agreement, Investor is relying solely on such counsel and advisors and not on any statements or representations of Cohen or any of his representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

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4.12.
Reliance on Representations and Warranties.  Investor understands the Assigned Shares are being offered and sold to Investor in reliance on exemptions from the registration requirements under the Securities Act, and analogous provisions in the laws and regulations of various states, and that Cohen is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Investor set forth in this Agreement in order to determine the applicability of such provisions.

4.13.
No General Solicitation.  Investor is not subscribing for the Assigned Shares as a result of or subsequent to any general solicitation or general advertising, including but not limited to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio.

4.14.
Brokers. No broker, finder or intermediary has been paid or is entitled to a fee or commission from or by Investor in connection with the purchase of the Assigned Shares nor is Investor entitled to or will accept any such fee or commission.

5.	Representations and Warranties of Cohen. Cohen represents and warrants to, and agrees with, Investor that:
5.1.
Authorization. Cohen has all requisite capacity and authority to execute and deliver this Agreement, to carry out his obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Cohen and (assuming due authorization, execution and delivery by Investor) constitutes Cohen’s legal, valid and binding obligation, enforceable against Cohen in accordance with its terms.

5.2.
Title to Securities.  Cohen’s Founder Share Membership Interests (excluding any interests held indirectly through Cohen Sponsor Interests II, LLC) currently represent the right to receive 325,000 Founder Shares.  The Assigned Shares, immediately prior to the transfer to Investor, will be owned of record and beneficially by Cohen, free and clear of all liens, pledges, security interests, charges, claims, encumbrances, agreements, options, voting trusts, proxies and other arrangements or restrictions of any kind.   The Assigned Shares, when transferred to the Investor as provided herein, will be free and clear of all liens, pledges, security interests, charges, claims, encumbrances, agreements, options, voting trusts, proxies and other arrangements or restrictions of any kind (other than transfer restrictions under applicable securities laws).

5.3.
No Conflicts.  The execution, delivery and performance of this Agreement and the consummation by Cohen of the transactions contemplated hereby do not (i) conflict with, or constitute a default under any agreement or instrument to which Cohen is a party or by which it is bound or (ii) violate any law statute, rule or regulation to which Cohen is subject or any order, judgment or decree to which Cohen is subject. Other than any SEC or state securities filings which may be required to be made by Cohen subsequent to the transfer of Assigned Shares, and any registration statement which may be filed pursuant thereto, Cohen is not required under federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or self-regulatory entity in order for him to perform any of his obligations under this Agreement or transfer the Assigned Shares in accordance with the terms hereof.

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5.4.
No General Solicitation.  Cohen has not offered the Assigned Shares by means of any general solicitation or general advertising, including but not limited to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio.

5.5.	Sophisticated Investor. Cohen is sophisticated in financial matters and able to evaluate the risks and benefits of selling the Assigned Shares.
5.6.
Independent Investigation.  Cohen, in making the decision to sell the Assigned Shares, has relied upon an independent investigation of FinTech and has not relied upon any information or representations made by any third parties or upon any oral or written representations or assurances from the Investor or any other representatives or agents of the Investor, other than as set forth in this Agreement. Cohen is an executive officer and director of FinTech, is familiar with the business, operations and financial condition of FinTech and has had full access to such other information concerning FinTech as Cohen has requested. Cohen confirms that all documents that it has requested have been made available and that Cohen has been supplied with all of the additional information concerning this transaction which Cohen has requested.  Cohen acknowledges and understands that the Purchase Price was determined through arms-length negotiations between Cohen and the Investor and may not reflect the current fair market value of the Assigned Shares and the Assigned Shares may increase in value after the date hereof and that Cohen shall not realize the upside potential with respect to the Assigned Shares.

5.7.
No Legal Advice from the Investor.  Cohen has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with Cohen’s own legal counsel and investment and tax advisors.  Except for any statements or representations of the Investor made in this Agreement, Cohen is relying solely on such counsel and advisors and not on any statements or representations of the Investor or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

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5.8.
Brokers. No broker, finder or intermediary has been paid or is entitled to a fee or commission from or by Cohen in connection with the sale of the Assigned Shares nor is Cohen entitled to or will accept any such fee or commission.

5.9.
Transfer Restrictions.  Until termination of this Agreement, Cohen shall not transfer any of his Founder Share Membership Interests; provided, however, that this restriction shall not apply to Cohen’s interest in Founder Shares or Founder Shares Membership Interests held through Cohen Sponsor Interests II, LLC.

5.10.
Reliance on Representations and Warranties.  Cohen understands and acknowledges that the Investor is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Cohen set forth in this Agreement.

6.
Governing Law; Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The parties hereto hereby waive any right to a jury trial in connection with any litigation pursuant to this Agreement and the transactions contemplated hereby.  With respect to any suit, action or proceeding relating to the transactions contemplated hereby, the undersigned irrevocably submit to the jurisdiction of the federal or state courts located in the Borough of Manhattan in New York City, which submission shall be exclusive.

7.	Assignment; Entire Agreement; Amendment
7.1.
Assignment. Any assignment of this Agreement or any right, remedy, obligation or liability arising hereunder by either Cohen or Investor to any person that is not an affiliate of such party shall require the prior written consent of the other party.

7.2.
Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

7.3.
Amendment.  Except as expressly provided in this Agreement, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

7.4.	Binding upon Successors. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and permitted assigns.

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8.
Notices.  Unless otherwise provided herein, any notice or other communication to a party hereunder shall be sufficiently given if in writing and personally delivered or sent by facsimile or other electronic transmission with copy sent in another manner herein provided or sent by courier (which for all purposes of this Agreement shall include Federal Express or other recognized overnight courier) or mailed to said party by certified mail, return receipt requested, at its address provided for herein or such other address as either may designate for itself in such notice to the other.  Communications shall be deemed to have been received when delivered personally, on the scheduled arrival date when sent by next day or 2nd-day courier service, or if sent by facsimile upon receipt of confirmation of transmittal or, if sent by mail, then three days after deposit in the mail. If given by electronic transmission, such notice shall be deemed to be delivered (a) if by electronic mail, when directed to an electronic mail address at which the party has provided to receive notice; and (b) if by any other form of electronic transmission, when directed to such party.

9.
Counterparts.  This Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

10.	Survival; Severability
10.1.	Survival. The representations, warranties, covenants and agreements of the parties hereto shall survive the closing of the transactions contemplated hereby.
10.2.
Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

11.	Headings. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
12.
No Publicity. Cohen agrees that he will not, without the prior written consent of the Investor, publicly disclose the name of the Investor or any of its affiliates or investment advisors, other than as required by applicable law, rule or regulation, in which case Cohen shall provide the Investor with prior written notice of such disclosure.

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13.
Non-Circumvention.  Cohen hereby covenants and agrees that he will not, by amendment of the Sponsor LLC Agreement or through any reorganization, transfer of assets, transfer of equity interests, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any terms of this Agreement, and will at all times in good faith carry out all of the provisions of this Agreement and take all action as may be required to protect the rights of the Investor hereunder.

14.
Independent Nature of Rights and Obligations.  Nothing contained herein, and no action taken by any party pursuant hereto, shall be deemed to constitute the Investor and Cohen as, and Cohen acknowledges that the Investor and Cohen do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and Cohen are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any matters, and Cohen acknowledges that the Investor and Cohen are not acting in concert or as a group, and Cohen shall not assert any such claim, with respect to such obligations or the transactions contemplated by this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

ITHAN CREEK MASTER INVESTORS (CAYMAN) L.P.

By: Wellington Management Company LLP, as investment adviser

By: /s/ Emily D. Babalas
__________________________
Name:  Emily D. Babalas
Title:  Managing Director and Counsel

[Signature Page to Wellington Contingent Sale Agreement]

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen

[Signature Page to Wellington Contingent Sale Agreement]

Exhibit A

FORM OF JOINDER
TO
 LETTER AGREEMENT
REGISTRATION RIGHTS AGREEMENT

______, 201_
Reference is made to that certain Contingent Sale and Assignment of Economic Interest Agreement, dated as of January 19, 2017 (the “Purchase Agreement”), by and among Daniel G. Cohen (“Cohen”) and Ithan Creek Master Investors (Cayman) L.P. (“Investor”) pursuant to which Investor acquired shares of Common Stock from Cohen.  Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement.
By executing this joinder, Investor hereby agrees, as of the date first set forth above, that Investor (i) shall become a party to that certain Letter Agreement, dated January 19, 2017 (the “Letter Agreement”), by and among FinTech Acquisition Corp. II (the “Company”), the Sponsor, Cohen and the other stockholders of the Company signatory thereto, solely with respect to Sections 3(b), (d), (e), (f) and (g) and Sections 16 through 21 of the Letter Agreement, and shall be bound by, and entitled to the rights provided under, the terms and provisions of such sections of the Letter Agreement as an Insider (as defined therein) solely with respect to the Assigned Shares; and (ii) shall become a party to that certain Registration Rights Agreement, dated January 19, 2017 (the “Registration Rights Agreement”), by and among the Company, the Sponsor, Cantor, Fitzgerald & Co. and the other stockholders of the Company signatory thereto, and shall be bound by the terms and provisions of the Registration Rights Agreement as a Holder (as defined therein) and entitled to the rights of a Holder under the Registration Rights Agreement and the Assigned Shares shall be “Registrable Securities” thereunder.
For the purposes of clarity, it is expressly understood and agreed that each provision contained herein, in the Letter Agreement (to the extent applicable to the Investor) and the Registration Rights Agreement is between the Company and the Investor, solely, and not between and among the Investor and the other stockholders of the Company signatory thereto.

This joinder may be executed in two or more counterparts, and by facsimile, all of which shall be deemed an original and all of which together shall constitute one instrument.

[INVESTOR]
By:
Name:
Title:

ACKNOWLEDGED AND AGREED:

FINTECH ACQUISITION CORP. II

By: _________________________
       Name:
       Title:

Exhibit 8
CONTINGENT SALE AND ASSIGNMENT OF ECONOMIC INTEREST
This Contingent Sale and Assignment of Economic Interest Agreement (this “Agreement”) is entered as of January 19, 2017 by and among Daniel G. Cohen (“Cohen”) and Bay Pond Investors (Bermuda) L.P. (“Investor”).
RECITALS
WHEREAS, Cohen holds membership interests (as defined below) in FinTech Investor Holdings II, LLC (the “Sponsor”) which represent interests in shares of common stock (“Common Stock”) of FinTech Acquisition Corp. II (“FinTech”) (such membership interests are referred to herein as “Founder Share Membership Interests”);
WHEREAS, the shares of Common Stock held by the Sponsor are or will be subject to certain restrictions on transfer (the “Transfer Restrictions”) with respect to the “Lockup Period” as set forth in the Amended and Restated Limited Liability Company Agreement of the Sponsor to be entered into in substantially the form attached hereto as Exhibit A, as may be amended from time to time (the “Sponsor LLC Agreement”) and Section 3(b) of the Letter Agreement to be entered into by and among FinTech, its officers, its directors, certain of its stockholders and the Sponsor (the “Letter Agreement”), and will be subject to certain other transfer and other restrictions under the Letter Agreement;
 WHEREAS, Cohen desires to sell to Investor, and Investor wishes to purchase, 41,298 shares of Common Stock (the “Assigned Shares”), to be transferred to the Investor following completion of FinTech’s Initial Business Combination (as defined below);
WHEREAS, prior to the transfer of the Assigned Shares to Investor, Cohen desires to assign an economic interest in the Assigned Shares to Investor; and
NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Investor and Cohen hereby agree as follows:
1.	Certain Defined Terms.
1.1.
“Initial Business Combination” shall mean the initial merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination between FinTech and one or more businesses.

1.2.	“IPO” shall mean the initial public offering of FinTech’s units, each unit consisting of one share of Common Stock and one half of one warrant to purchase one share of Common Stock.

1.3.	“Founder Shares” shall mean the 3,264,186, shares of Common Stock held by the Sponsor as of the date hereof.
1.4.	“Lockup Expiration Date” shall mean the date that is 180 days after the effective date of the Underwriting Agreement for IPO.
1.5.
“Registration Rights Agreement” shall mean that certain Registration Rights Agreement to be entered into at the closing of the IPO, by and among each of FinTech, the Sponsor, Cantor Fitzgerald & Co. and certain other stockholders of FinTech.

1.6.	“Underwriter’s Lock Up” shall mean the restrictions set forth in Section 4 of the Letter Agreement.
2.	Terms of Sale and Purchase.
2.1.
Sale and Purchase. Upon the terms and subject to the conditions of this Agreement, Investor hereby agrees to purchase from Cohen, and Cohen hereby agrees to sell to Investor, an aggregate of 41,298 Founder Shares, and Cohen agrees to assign to Investor the  Economic Interest (as defined below), for aggregate consideration of $384.64 (the “Purchase Price”).

2.2.
Consideration.  Investor shall pay to Cohen an amount equal to the Purchase Price within three Business Days following the date of this Agreement.  Investor shall deliver the Purchase Price to Cohen in immediately available funds by wire transfer.

2.3.
Transfer of Assigned Shares following Initial Business Combination.  Cohen’s obligation to transfer Assigned Shares to Investor is contingent upon FinTech’s consummation of an Initial Business Combination, the expiration of the Underwriter’s Lockup, the execution by Investor of a joinder to the Letter Agreement as described in Section 2.9 hereof, and the delivery by Investor of the Purchase Price in accordance with this Agreement.  If such contingencies are fulfilled in accordance with this Agreement, the Assigned Shares shall be transferred to Investor no later than 10 days following the Sponsor’s distribution of Founder Shares to Cohen pursuant to Section 4.01(c) of the Sponsor LLC Agreement; provided, however, that if such distribution occurs prior to the Lockup Expiration Date, Cohen shall transfer the Assigned Shares to Investor no later than 10 days following the Lockup Expiration Date. Cohen covenants and agrees, in his capacity as manager of the Sponsor and in his capacity as a member of the Sponsor and holder of the Assigned Shares, that if the Sponsor does not distribute all of its Founder Shares to its members pursuant to Section 4.01(c) within 10 days following the closing of FinTech’s Initial Business Combination, Cohen shall promptly take all such actions required in his capacity as manager of the Sponsor and as a member of the Sponsor to cause the Assigned Shares to be transferred to Investor pursuant to Section 3.07(c) of the Sponsor LLC Agreement as promptly as practicable.  If, notwithstanding the foregoing, any Assigned Shares are distributed to Cohen pursuant to Section 4.01(b)(ii) of the Sponsor LLC Agreement, such Assigned Shares shall be transferred to Investor no later than 10 days following the Sponsor’s distribution of such Assigned Shares to Cohen pursuant to Section 4.01(b)(ii) of the Sponsor LLC Agreement.

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2.4.
Adjustment to Share Amounts.  If at any time the number of outstanding shares of Common Stock is increased or decreased by a consolidation, combination, stock split, reverse stock split or reclassification of Common Stock or other similar event, then, as of the effective date of such consolidation, combination, stock split, reverse stock split, reclassification or similar event, the number of shares of Common Stock to be transferred to the Investor pursuant to this Agreement shall be adjusted in proportion to such increase or decrease in outstanding shares of Common Stock.

2.5.
 Merger or Reorganization, etc.  If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving FinTech in which the Common Stock is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, in lieu of Common Stock, Cohen shall transfer, with respect to each share of Common Stock to be transferred hereunder, upon Cohen’s receipt thereof, the kind and amount of securities, cash or other property into which a share of Common Stock was converted or exchanged.

2.6.
Forfeiture in Connection with Initial Business Combination.  If the Sponsor forfeits or transfers Founder Shares held by it pursuant to Section 3.07(a) of the Sponsor LLC Agreement, and as a result the number of Founder Shares in which Cohen has an interest is reduced to less than 125,000 Founder Shares, the maximum aggregate number of Founder Shares to be transferred to Investor pursuant to this Agreement shall be equal to 33.04% of the number of Founder Shares in which Cohen holds an interest immediately following the forfeiture pursuant to Section 3.07(a) of the Sponsor LLC Agreement.

2.7.
Other Documents. At the time of the transfer of Assigned Shares hereunder, Cohen shall deliver to the Investor original stock certificates evidencing such Assigned Shares, together with a stock power assigning all of Cohen’s right, title and interest in and to such Assigned Shares to the Investor (such obligation may also be satisfied by the delivery to the Investor of newly issued stock certificates of FinTech for such Assigned Shares registered in the name of the Investor, or by transfer of book-entry shares effected through FinTech’s transfer agent).  The parties to this Agreement agree to execute, acknowledge and deliver such further instruments and to do all such other acts, as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

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2.8.
Assignment of Registration Rights.  Concurrent with the transfer of Assigned Shares to Investor under this Agreement, Cohen hereby assigns all of his rights, duties and obligations with respect to the Assigned Shares under the Registration Rights Agreement and hereby represents and confirms to the Investor that, upon the Investor’s receipt of the Assigned Shares, (i) the Investor shall be a “Holder” under the Registration Rights Agreement and (ii) the Assigned Shares shall be “Registrable Securities” under the Registration Rights Agreement.  Cohen shall provide written notice to FinTech of such assignment in accordance with Section 5.2.5 of the Registration Rights Agreement.  Investor shall provide to FinTech a written agreement in accordance with Section 5.2.5 of the Registration Rights Agreement agreeing to be bound by the terms and provisions of the Registration Rights Agreement as a “Holder” thereunder with respect to the Assigned Shares (upon acquisition thereof) as “Registrable Securities” thereunder. Such written agreement shall be in substantially the form of the joinder attached hereto as Exhibit A.  If Cohen is serving as an executive officer of FinTech at the time the Assigned Shares are transferred to Investor, Cohen, in such capacity as a FinTech executive officer, shall cause FinTech to promptly countersign such joinder after the Investor has signed such joinder.

2.9.
Joinder to Letter Agreement.  In connection with the transfer of the Assigned Shares to Investor, Investor shall execute a joinder to the Letter Agreement in substantially the form attached here to as Exhibit A pursuant to which Investor shall agree with the Company to be bound by Sections 3(b), (d), (e), (f) and (g) and Sections 16 through 21 of the Letter Agreement solely with respect to the Assigned Shares.

2.10.
Termination.  This Agreement and each of the obligations of the undersigned shall terminate on earlier of (a) the fulfillment of all obligations of parties hereto or (b) the liquidation or dissolution of FinTech.

3.	Assignment of Economic Interest.
3.1.
Cohen hereby assigns to Investor all of his economic right, title and interest in and to 41,298 Founder Shares represented by Founder Share Membership Interests held directly by Cohen (the “Economic Interest”), subject to adjustment as set forth in Sections 3.2 and 3.3.  The Economic Interest represents Cohen’s right to receive dividends and other distributions made by the Sponsor pursuant to Section 4.01 of the Sponsor LLC Agreement allocated to 41,298 of the Founder Shares represented by Founder Membership Interests held directly by Cohen.

3.2.
If at any time the number of outstanding shares of Common Stock is increased or decreased by a consolidation, combination, stock split, reverse stock split or reclassification of Common Stock or other similar event, then, as of the effective date of such consolidation, combination, stock split, reverse stock split, reclassification or similar event, the number of shares of Common Stock underlying the Economic Interest shall be adjusted in proportion to such increase or decrease in outstanding shares of Common Stock.

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3.3.
Investor acknowledges and agrees that it is not a member of the Sponsor, it has no right to vote on matters of the Sponsor or to vote with respect to any Assigned Shares, and it has no right to vote Founder Shares prior to transfer of any such shares to Investor pursuant to this Agreement.

3.4.
Investor acknowledges and agrees that if Investor has a right pursuant to its Economic Interest to receive any dividends or other distributions paid in Common Stock or other non-cash property that is subject to the Transfer Restrictions and/or the Underwriters’ Lockup, Cohen shall transfer all of his right, title and interest in such dividends or distributions concurrently with the transfer of Assigned Shares to Investor pursuant to Section 2.3.

4.	Representations and Warranties of Investor. Investor represents and warrants to, and agrees with, Cohen that:
4.1.
No Government Recommendation or Approval.  Investor understands that no federal or state agency has passed upon or made any recommendation or endorsement of Cohen or the offering of the Assigned Shares.

4.2.
Accredited Investor.  Investor is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and acknowledges that the sale contemplated hereby is being made in reliance, among other things, on a private placement exemption to “accredited investors” under the Securities Act and similar exemptions under state law.

4.3.
Intent.  Investor is purchasing the Assigned Shares solely for investment purposes, for such Investor’s own account (and/or for the account or benefit of its members or affiliates, as permitted), and not with a view to the distribution thereof and Investor has no present arrangement to sell the Assigned Shares to or through any person or entity except as may be permitted hereunder.

4.4.	Restrictions on Transfer; Trust Account Redemption Rights.
4.4.1.
Investor acknowledges and agrees that, prior to their transfer hereunder, the Assigned Shares are and following any transfer to Investor may continue be subject to the Transfer Restrictions and certain other restrictions as set forth in the Letter Agreement.

4.4.2.
Investor acknowledges and agrees that the Assigned Shares are not entitled to, and have no right, interest or claim of any kind in or to, any monies held in the Trust Account or distributed as a result of any liquidation of the Trust Account.

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4.4.3.
Investor waives, with respect to the Assigned Shares, any redemption rights it may have (i) in connection with the consummation of an Initial Business Combination, (ii) if FinTech fails to consummate its Initial Business Combination or liquidates within 24 months from the completion of the Offering or (iii) if the FinTech seeks an amendment to its amended and restated certificate of incorporation that would affect the substance or timing of FinTech’s obligation to redeem 100% of shares sold in the IPO.

4.4.4.
Investor acknowledges and understands the Assigned Shares are being offered in a transaction not involving a public offering in the United States within the meaning of the Securities Act and have not been registered under the Securities Act and, if in the future Investor decides to offer, resell, pledge or otherwise transfer the Assigned Shares, such Assigned Shares may be offered, resold, pledged or otherwise transferred only (A) pursuant to an effective registration statement filed under the Securities Act, (B) pursuant to an exemption from registration under Rule 144 promulgated under the Securities Act, if available, or (C) pursuant to any other available exemption from the registration requirements of the Securities Act, and in each case in accordance with any applicable securities laws of any state or any other jurisdiction.  Investor agrees that, if any transfer of its Assigned Shares or any interest therein is proposed to be made, as a condition precedent to any such transfer, Investor may be required to deliver to FinTech an opinion of counsel satisfactory to FinTech that registration is not required with respect to the Assigned Shares to be transferred. Absent registration or another available exemption from registration, Investor agrees it will not transfer the Assigned Shares.

4.5.	Sophisticated Investor. Investor is sophisticated in financial matters and able to evaluate the risks and benefits of the investment in the Assigned Shares.
4.6.
Risk of Loss.  Investor is aware that an investment in the Assigned Shares is highly speculative and subject to substantial risks.  Investor is cognizant of and understands the risks related to the purchase of the Assigned Shares, including those restrictions described or provided for in this Agreement, the Sponsor LLC Agreement and the Letter Agreement pertaining to transferability.  Investor is able to bear the economic risk of its investment in the Assigned Shares for an indefinite period of time and able to sustain a complete loss of such investment.

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4.7.
Independent Investigation.  Investor, in making the decision to purchase the Assigned Shares, has relied upon an independent investigation of FinTech and has not relied upon any information or representations made by any third parties or upon any oral or written representations or assurances from Cohen or any other representatives or agents of Cohen, other than as set forth in this Agreement. Investor is familiar with the business, operations and financial condition of FinTech and has had an opportunity to ask questions of, and receive answers from FinTech’s management concerning FinTech and the terms and conditions of the proposed sale of the Assigned Shares and has had full access to such other information concerning FinTech as Investor has requested. Investor confirms that all documents that it has requested have been made available and that Investor has been supplied with all of the additional information concerning this investment which Investor has requested.

4.8.
Organization and Authority.  Investor is duly organized and existing under the laws of Bermuda and it possesses all requisite power and authority to purchase the Assigned Shares, enter into this Agreement and perform all the obligations required to be performed by Investor hereunder.

4.9.
Authority. This Agreement has been validly authorized, executed and delivered by Investor and is a valid and binding agreement enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by equitable principles of general application and except as enforcement of rights to indemnity and contribution may be limited by federal and state securities laws or principles of public policy.

4.10.
No Conflicts. The execution, delivery and performance of this Agreement and the consummation by Investor of the transactions contemplated hereby do not violate, conflict with or constitute a default under (i) Investor’s organizational documents, (ii) any agreement or instrument to which Investor is a party or (iii) any law, statute, rule or regulation to which Investor is subject, or any order, judgment or decree to which Investor is subject.

4.11.
No Legal Advice from Cohen.  Investor has had the opportunity to review this Agreement and the transactions contemplated by this Agreement, the Sponsor LLC Agreement and the form of Letter Agreement with Investor’s own legal counsel and investment and tax advisors.  Except for any statements or representations of Cohen made in this Agreement, Investor is relying solely on such counsel and advisors and not on any statements or representations of Cohen or any of his representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

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4.12.
Reliance on Representations and Warranties.  Investor understands the Assigned Shares are being offered and sold to Investor in reliance on exemptions from the registration requirements under the Securities Act, and analogous provisions in the laws and regulations of various states, and that Cohen is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Investor set forth in this Agreement in order to determine the applicability of such provisions.

4.13.
No General Solicitation.  Investor is not subscribing for the Assigned Shares as a result of or subsequent to any general solicitation or general advertising, including but not limited to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio.

4.14.
Brokers. No broker, finder or intermediary has been paid or is entitled to a fee or commission from or by Investor in connection with the purchase of the Assigned Shares nor is Investor entitled to or will accept any such fee or commission.

5.	Representations and Warranties of Cohen. Cohen represents and warrants to, and agrees with, Investor that:
5.1.
Authorization. Cohen has all requisite capacity and authority to execute and deliver this Agreement, to carry out his obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Cohen and (assuming due authorization, execution and delivery by Investor) constitutes Cohen’s legal, valid and binding obligation, enforceable against Cohen in accordance with its terms.

5.2.
Title to Securities.  Cohen’s Founder Share Membership Interests (excluding any interests held indirectly through Cohen Sponsor Interests II, LLC) currently represent the right to receive 325,000 Founder Shares.  The Assigned Shares, immediately prior to the transfer to Investor, will be owned of record and beneficially by Cohen, free and clear of all liens, pledges, security interests, charges, claims, encumbrances, agreements, options, voting trusts, proxies and other arrangements or restrictions of any kind.   The Assigned Shares, when transferred to the Investor as provided herein, will be free and clear of all liens, pledges, security interests, charges, claims, encumbrances, agreements, options, voting trusts, proxies and other arrangements or restrictions of any kind (other than transfer restrictions under applicable securities laws).

5.3.
No Conflicts.  The execution, delivery and performance of this Agreement and the consummation by Cohen of the transactions contemplated hereby do not (i) conflict with, or constitute a default under any agreement or instrument to which Cohen is a party or by which it is bound or (ii) violate any law statute, rule or regulation to which Cohen is subject or any order, judgment or decree to which Cohen is subject. Other than any SEC or state securities filings which may be required to be made by Cohen subsequent to the transfer of Assigned Shares, and any registration statement which may be filed pursuant thereto, Cohen is not required under federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or self-regulatory entity in order for him to perform any of his obligations under this Agreement or transfer the Assigned Shares in accordance with the terms hereof.

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5.4.
No General Solicitation.  Cohen has not offered the Assigned Shares by means of any general solicitation or general advertising, including but not limited to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio.

5.5.	Sophisticated Investor. Cohen is sophisticated in financial matters and able to evaluate the risks and benefits of selling the Assigned Shares.
5.6.
Independent Investigation.  Cohen, in making the decision to sell the Assigned Shares, has relied upon an independent investigation of FinTech and has not relied upon any information or representations made by any third parties or upon any oral or written representations or assurances from the Investor or any other representatives or agents of the Investor, other than as set forth in this Agreement. Cohen is an executive officer and director of FinTech, is familiar with the business, operations and financial condition of FinTech and has had full access to such other information concerning FinTech as Cohen has requested. Cohen confirms that all documents that it has requested have been made available and that Cohen has been supplied with all of the additional information concerning this transaction which Cohen has requested.  Cohen acknowledges and understands that the Purchase Price was determined through arms-length negotiations between Cohen and the Investor and may not reflect the current fair market value of the Assigned Shares and the Assigned Shares may increase in value after the date hereof and that Cohen shall not realize the upside potential with respect to the Assigned Shares.

5.7.
No Legal Advice from the Investor.  Cohen has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with Cohen’s own legal counsel and investment and tax advisors.  Except for any statements or representations of the Investor made in this Agreement, Cohen is relying solely on such counsel and advisors and not on any statements or representations of the Investor or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

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5.8.
Brokers. No broker, finder or intermediary has been paid or is entitled to a fee or commission from or by Cohen in connection with the sale of the Assigned Shares nor is Cohen entitled to or will accept any such fee or commission.

5.9.
Transfer Restrictions.  Until termination of this Agreement, Cohen shall not transfer any of his Founder Share Membership Interests; provided, however, that this restriction shall not apply to Cohen’s interest in Founder Shares or Founder Shares Membership Interests held through Cohen Sponsor Interests II, LLC.

5.10.
Reliance on Representations and Warranties.  Cohen understands and acknowledges that the Investor is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Cohen set forth in this Agreement.

6.
Governing Law; Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The parties hereto hereby waive any right to a jury trial in connection with any litigation pursuant to this Agreement and the transactions contemplated hereby.  With respect to any suit, action or proceeding relating to the transactions contemplated hereby, the undersigned irrevocably submit to the jurisdiction of the federal or state courts located in the Borough of Manhattan in New York City, which submission shall be exclusive.

7.	Assignment; Entire Agreement; Amendment
7.1.
Assignment. Any assignment of this Agreement or any right, remedy, obligation or liability arising hereunder by either Cohen or Investor to any person that is not an affiliate of such party shall require the prior written consent of the other party.

7.2.
Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

7.3.
Amendment.  Except as expressly provided in this Agreement, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

7.4.	Binding upon Successors. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and permitted assigns.

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8.
Notices.  Unless otherwise provided herein, any notice or other communication to a party hereunder shall be sufficiently given if in writing and personally delivered or sent by facsimile or other electronic transmission with copy sent in another manner herein provided or sent by courier (which for all purposes of this Agreement shall include Federal Express or other recognized overnight courier) or mailed to said party by certified mail, return receipt requested, at its address provided for herein or such other address as either may designate for itself in such notice to the other.  Communications shall be deemed to have been received when delivered personally, on the scheduled arrival date when sent by next day or 2nd-day courier service, or if sent by facsimile upon receipt of confirmation of transmittal or, if sent by mail, then three days after deposit in the mail. If given by electronic transmission, such notice shall be deemed to be delivered (a) if by electronic mail, when directed to an electronic mail address at which the party has provided to receive notice; and (b) if by any other form of electronic transmission, when directed to such party.

9.
Counterparts.  This Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

10.	Survival; Severability
10.1.	Survival. The representations, warranties, covenants and agreements of the parties hereto shall survive the closing of the transactions contemplated hereby.
10.2.
Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

11.	Headings. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
12.
No Publicity. Cohen agrees that he will not, without the prior written consent of the Investor, publicly disclose the name of the Investor or any of its affiliates or investment advisors, other than as required by applicable law, rule or regulation, in which case Cohen shall provide the Investor with prior written notice of such disclosure.

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13.
Non-Circumvention.  Cohen hereby covenants and agrees that he will not, by amendment of the Sponsor LLC Agreement or through any reorganization, transfer of assets, transfer of equity interests, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any terms of this Agreement, and will at all times in good faith carry out all of the provisions of this Agreement and take all action as may be required to protect the rights of the Investor hereunder.

14.
Independent Nature of Rights and Obligations.  Nothing contained herein, and no action taken by any party pursuant hereto, shall be deemed to constitute the Investor and Cohen as, and Cohen acknowledges that the Investor and Cohen do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and Cohen are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any matters, and Cohen acknowledges that the Investor and Cohen are not acting in concert or as a group, and Cohen shall not assert any such claim, with respect to such obligations or the transactions contemplated by this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BAY POND INVESTORS (BERMUDA) L.P.

By: Wellington Management Company LLP, as investment adviser

By:/s/ Emily D. Babalas ___________________________
Name:  Emily D. Babalas
Title:  Managing Director and Counsel

[Signature Page to Wellington Contingent Sale Agreement]

By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen

[Signature Page to Wellington Contingent Sale Agreement]

Exhibit A

FORM OF JOINDER
TO
 LETTER AGREEMENT
REGISTRATION RIGHTS AGREEMENT

______, 201_
Reference is made to that certain Contingent Sale and Assignment of Economic Interest Agreement, dated as of January 19, 2017 (the “Purchase Agreement”), by and among Daniel G. Cohen (“Cohen”) and Bay Pond Investors (Bermuda) L.P. (“Investor”) pursuant to which Investor acquired shares of Common Stock from Cohen.  Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement.
By executing this joinder, Investor hereby agrees, as of the date first set forth above, that Investor (i) shall become a party to that certain Letter Agreement, dated January 19, 2017 (the “Letter Agreement”), by and among FinTech Acquisition Corp. II (the “Company”), the Sponsor, Cohen and the other stockholders of the Company signatory thereto, solely with respect to Sections 3(b), (d), (e), (f) and (g) and Sections 16 through 21 of the Letter Agreement, and shall be bound by, and entitled to the rights provided under, the terms and provisions of such sections of the Letter Agreement as an Insider (as defined therein) solely with respect to the Assigned Shares; and (ii) shall become a party to that certain Registration Rights Agreement, dated January 19, 2017 (the “Registration Rights Agreement”), by and among the Company, the Sponsor, Cantor, Fitzgerald & Co. and the other stockholders of the Company signatory thereto, and shall be bound by the terms and provisions of the Registration Rights Agreement as a Holder (as defined therein) and entitled to the rights of a Holder under the Registration Rights Agreement and the Assigned Shares shall be “Registrable Securities” thereunder.
For the purposes of clarity, it is expressly understood and agreed that each provision contained herein, in the Letter Agreement (to the extent applicable to the Investor) and the Registration Rights Agreement is between the Company and the Investor, solely, and not between and among the Investor and the other stockholders of the Company signatory thereto.

This joinder may be executed in two or more counterparts, and by facsimile, all of which shall be deemed an original and all of which together shall constitute one instrument.

[INVESTOR]
By:
Name:
Title:

ACKNOWLEDGED AND AGREED:

FINTECH ACQUISITION CORP. II

By: _________________________
       Name:
       Title:

Exhibit 9
CONTINGENT SALE AND ASSIGNMENT OF ECONOMIC INTEREST
This Contingent Sale and Assignment of Economic Interest Agreement (this “Agreement”) is entered as of January 19, 2017 by and among Daniel G. Cohen (“Cohen”) and Bay Pond Partners, L.P. (“Investor”).
RECITALS
WHEREAS, Cohen holds membership interests (as defined below) in FinTech Investor Holdings II, LLC (the “Sponsor”) which represent interests in shares of common stock (“Common Stock”) of FinTech Acquisition Corp. II (“FinTech”) (such membership interests are referred to herein as “Founder Share Membership Interests”);
WHEREAS, the shares of Common Stock held by the Sponsor are or will be subject to certain restrictions on transfer (the “Transfer Restrictions”) with respect to the “Lockup Period” as set forth in the Amended and Restated Limited Liability Company Agreement of the Sponsor to be entered into in substantially the form attached hereto as Exhibit A, as may be amended from time to time (the “Sponsor LLC Agreement”) and Section 3(b) of the Letter Agreement to be entered into by and among FinTech, its officers, its directors, certain of its stockholders and the Sponsor (the “Letter Agreement”), and will be subject to certain other transfer and other restrictions under the Letter Agreement;
 WHEREAS, Cohen desires to sell to Investor, and Investor wishes to purchase, 57,928 shares of Common Stock (the “Assigned Shares”), to be transferred to the Investor following completion of FinTech’s Initial Business Combination (as defined below);
WHEREAS, prior to the transfer of the Assigned Shares to Investor, Cohen desires to assign an economic interest in the Assigned Shares to Investor; and
NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Investor and Cohen hereby agree as follows:
1.	Certain Defined Terms.
1.1.
“Initial Business Combination” shall mean the initial merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination between FinTech and one or more businesses.

1.2.	“IPO” shall mean the initial public offering of FinTech’s units, each unit consisting of one share of Common Stock and one half of one warrant to purchase one share of Common Stock.

1.3.	“Founder Shares” shall mean the 3,264,186, shares of Common Stock held by the Sponsor as of the date hereof.
1.4.	“Lockup Expiration Date” shall mean the date that is 180 days after the effective date of the Underwriting Agreement for IPO.
1.5.
“Registration Rights Agreement” shall mean that certain Registration Rights Agreement to be entered into at the closing of the IPO, by and among each of FinTech, the Sponsor, Cantor Fitzgerald & Co. and certain other stockholders of FinTech.

1.6.	“Underwriter’s Lock Up” shall mean the restrictions set forth in Section 4 of the Letter Agreement.
2.	Terms of Sale and Purchase.
2.1.
Sale and Purchase. Upon the terms and subject to the conditions of this Agreement, Investor hereby agrees to purchase from Cohen, and Cohen hereby agrees to sell to Investor, an aggregate of 57,928 Founder Shares, and Cohen agrees to assign to Investor the  Economic Interest (as defined below), for aggregate consideration of $539.53 (the “Purchase Price”).

2.2.
Consideration.  Investor shall pay to Cohen an amount equal to the Purchase Price within three Business Days following the date of this Agreement.  Investor shall deliver the Purchase Price to Cohen in immediately available funds by wire transfer.

2.3.
Transfer of Assigned Shares following Initial Business Combination.  Cohen’s obligation to transfer Assigned Shares to Investor is contingent upon FinTech’s consummation of an Initial Business Combination, the expiration of the Underwriter’s Lockup, the execution by Investor of a joinder to the Letter Agreement as described in Section 2.9 hereof, and the delivery by Investor of the Purchase Price in accordance with this Agreement.  If such contingencies are fulfilled in accordance with this Agreement, the Assigned Shares shall be transferred to Investor no later than 10 days following the Sponsor’s distribution of Founder Shares to Cohen pursuant to Section 4.01(c) of the Sponsor LLC Agreement; provided, however, that if such distribution occurs prior to the Lockup Expiration Date, Cohen shall transfer the Assigned Shares to Investor no later than 10 days following the Lockup Expiration Date. Cohen covenants and agrees, in his capacity as manager of the Sponsor and in his capacity as a member of the Sponsor and holder of the Assigned Shares, that if the Sponsor does not distribute all of its Founder Shares to its members pursuant to Section 4.01(c) within 10 days following the closing of FinTech’s Initial Business Combination, Cohen shall promptly take all such actions required in his capacity as manager of the Sponsor and as a member of the Sponsor to cause the Assigned Shares to be transferred to Investor pursuant to Section 3.07(c) of the Sponsor LLC Agreement as promptly as practicable.  If, notwithstanding the foregoing, any Assigned Shares are distributed to Cohen pursuant to Section 4.01(b)(ii) of the Sponsor LLC Agreement, such Assigned Shares shall be transferred to Investor no later than 10 days following the Sponsor’s distribution of such Assigned Shares to Cohen pursuant to Section 4.01(b)(ii) of the Sponsor LLC Agreement.

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2.4.
Adjustment to Share Amounts.  If at any time the number of outstanding shares of Common Stock is increased or decreased by a consolidation, combination, stock split, reverse stock split or reclassification of Common Stock or other similar event, then, as of the effective date of such consolidation, combination, stock split, reverse stock split, reclassification or similar event, the number of shares of Common Stock to be transferred to the Investor pursuant to this Agreement shall be adjusted in proportion to such increase or decrease in outstanding shares of Common Stock.

2.5.
 Merger or Reorganization, etc.  If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving FinTech in which the Common Stock is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, in lieu of Common Stock, Cohen shall transfer, with respect to each share of Common Stock to be transferred hereunder, upon Cohen’s receipt thereof, the kind and amount of securities, cash or other property into which a share of Common Stock was converted or exchanged.

2.6.
Forfeiture in Connection with Initial Business Combination.  If the Sponsor forfeits or transfers Founder Shares held by it pursuant to Section 3.07(a) of the Sponsor LLC Agreement, and as a result the number of Founder Shares in which Cohen has an interest is reduced to less than 125,000 Founder Shares, the maximum aggregate number of Founder Shares to be transferred to Investor pursuant to this Agreement shall be equal to 46.34%% of the number of Founder Shares in which Cohen holds an interest immediately following the forfeiture pursuant to Section 3.07(a) of the Sponsor LLC Agreement.

2.7.
Other Documents. At the time of the transfer of Assigned Shares hereunder, Cohen shall deliver to the Investor original stock certificates evidencing such Assigned Shares, together with a stock power assigning all of Cohen’s right, title and interest in and to such Assigned Shares to the Investor (such obligation may also be satisfied by the delivery to the Investor of newly issued stock certificates of FinTech for such Assigned Shares registered in the name of the Investor, or by transfer of book-entry shares effected through FinTech’s transfer agent).  The parties to this Agreement agree to execute, acknowledge and deliver such further instruments and to do all such other acts, as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

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2.8.
Assignment of Registration Rights.  Concurrent with the transfer of Assigned Shares to Investor under this Agreement, Cohen hereby assigns all of his rights, duties and obligations with respect to the Assigned Shares under the Registration Rights Agreement and hereby represents and confirms to the Investor that, upon the Investor’s receipt of the Assigned Shares, (i) the Investor shall be a “Holder” under the Registration Rights Agreement and (ii) the Assigned Shares shall be “Registrable Securities” under the Registration Rights Agreement.  Cohen shall provide written notice to FinTech of such assignment in accordance with Section 5.2.5 of the Registration Rights Agreement.  Investor shall provide to FinTech a written agreement in accordance with Section 5.2.5 of the Registration Rights Agreement agreeing to be bound by the terms and provisions of the Registration Rights Agreement as a “Holder” thereunder with respect to the Assigned Shares (upon acquisition thereof) as “Registrable Securities” thereunder. Such written agreement shall be in substantially the form of the joinder attached hereto as Exhibit A.  If Cohen is serving as an executive officer of FinTech at the time the Assigned Shares are transferred to Investor, Cohen, in such capacity as a FinTech executive officer, shall cause FinTech to promptly countersign such joinder after the Investor has signed such joinder.

2.9.
Joinder to Letter Agreement.  In connection with the transfer of the Assigned Shares to Investor, Investor shall execute a joinder to the Letter Agreement in substantially the form attached here to as Exhibit A pursuant to which Investor shall agree with the Company to be bound by Sections 3(b), (d), (e), (f) and (g) and Sections 16 through 21 of the Letter Agreement solely with respect to the Assigned Shares.

2.10.
Termination.  This Agreement and each of the obligations of the undersigned shall terminate on earlier of (a) the fulfillment of all obligations of parties hereto or (b) the liquidation or dissolution of FinTech.

3.	Assignment of Economic Interest.
3.1.
Cohen hereby assigns to Investor all of his economic right, title and interest in and to 57,928 Founder Shares represented by Founder Share Membership Interests held directly by Cohen (the “Economic Interest”), subject to adjustment as set forth in Sections 3.2 and 3.3.  The Economic Interest represents Cohen’s right to receive dividends and other distributions made by the Sponsor pursuant to Section 4.01 of the Sponsor LLC Agreement allocated to 57,928 of the Founder Shares represented by Founder Membership Interests held directly by Cohen.

3.2.
If at any time the number of outstanding shares of Common Stock is increased or decreased by a consolidation, combination, stock split, reverse stock split or reclassification of Common Stock or other similar event, then, as of the effective date of such consolidation, combination, stock split, reverse stock split, reclassification or similar event, the number of shares of Common Stock underlying the Economic Interest shall be adjusted in proportion to such increase or decrease in outstanding shares of Common Stock.

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3.3.
Investor acknowledges and agrees that it is not a member of the Sponsor, it has no right to vote on matters of the Sponsor or to vote with respect to any Assigned Shares, and it has no right to vote Founder Shares prior to transfer of any such shares to Investor pursuant to this Agreement.

3.4.
Investor acknowledges and agrees that if Investor has a right pursuant to its Economic Interest to receive any dividends or other distributions paid in Common Stock or other non-cash property that is subject to the Transfer Restrictions and/or the Underwriters’ Lockup, Cohen shall transfer all of his right, title and interest in such dividends or distributions concurrently with the transfer of Assigned Shares to Investor pursuant to Section 2.3.

4.	Representations and Warranties of Investor. Investor represents and warrants to, and agrees with, Cohen that:
4.1.
No Government Recommendation or Approval.  Investor understands that no federal or state agency has passed upon or made any recommendation or endorsement of Cohen or the offering of the Assigned Shares.

4.2.
Accredited Investor.  Investor is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and acknowledges that the sale contemplated hereby is being made in reliance, among other things, on a private placement exemption to “accredited investors” under the Securities Act and similar exemptions under state law.

4.3.
Intent.  Investor is purchasing the Assigned Shares solely for investment purposes, for such Investor’s own account (and/or for the account or benefit of its members or affiliates, as permitted), and not with a view to the distribution thereof and Investor has no present arrangement to sell the Assigned Shares to or through any person or entity except as may be permitted hereunder.

4.4.	Restrictions on Transfer; Trust Account Redemption Rights.
4.4.1.
Investor acknowledges and agrees that, prior to their transfer hereunder, the Assigned Shares are and following any transfer to Investor may continue be subject to the Transfer Restrictions and certain other restrictions as set forth in the Letter Agreement.

4.4.2.
Investor acknowledges and agrees that the Assigned Shares are not entitled to, and have no right, interest or claim of any kind in or to, any monies held in the Trust Account or distributed as a result of any liquidation of the Trust Account.

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4.4.3.
Investor waives, with respect to the Assigned Shares, any redemption rights it may have (i) in connection with the consummation of an Initial Business Combination, (ii) if FinTech fails to consummate its Initial Business Combination or liquidates within 24 months from the completion of the Offering or (iii) if the FinTech seeks an amendment to its amended and restated certificate of incorporation that would affect the substance or timing of FinTech’s obligation to redeem 100% of shares sold in the IPO.

4.4.4.
Investor acknowledges and understands the Assigned Shares are being offered in a transaction not involving a public offering in the United States within the meaning of the Securities Act and have not been registered under the Securities Act and, if in the future Investor decides to offer, resell, pledge or otherwise transfer the Assigned Shares, such Assigned Shares may be offered, resold, pledged or otherwise transferred only (A) pursuant to an effective registration statement filed under the Securities Act, (B) pursuant to an exemption from registration under Rule 144 promulgated under the Securities Act, if available, or (C) pursuant to any other available exemption from the registration requirements of the Securities Act, and in each case in accordance with any applicable securities laws of any state or any other jurisdiction.  Investor agrees that, if any transfer of its Assigned Shares or any interest therein is proposed to be made, as a condition precedent to any such transfer, Investor may be required to deliver to FinTech an opinion of counsel satisfactory to FinTech that registration is not required with respect to the Assigned Shares to be transferred. Absent registration or another available exemption from registration, Investor agrees it will not transfer the Assigned Shares.

4.5.	Sophisticated Investor. Investor is sophisticated in financial matters and able to evaluate the risks and benefits of the investment in the Assigned Shares.
4.6.
Risk of Loss.  Investor is aware that an investment in the Assigned Shares is highly speculative and subject to substantial risks.  Investor is cognizant of and understands the risks related to the purchase of the Assigned Shares, including those restrictions described or provided for in this Agreement, the Sponsor LLC Agreement and the Letter Agreement pertaining to transferability.  Investor is able to bear the economic risk of its investment in the Assigned Shares for an indefinite period of time and able to sustain a complete loss of such investment.

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4.7.
Independent Investigation.  Investor, in making the decision to purchase the Assigned Shares, has relied upon an independent investigation of FinTech and has not relied upon any information or representations made by any third parties or upon any oral or written representations or assurances from Cohen or any other representatives or agents of Cohen, other than as set forth in this Agreement. Investor is familiar with the business, operations and financial condition of FinTech and has had an opportunity to ask questions of, and receive answers from FinTech’s management concerning FinTech and the terms and conditions of the proposed sale of the Assigned Shares and has had full access to such other information concerning FinTech as Investor has requested. Investor confirms that all documents that it has requested have been made available and that Investor has been supplied with all of the additional information concerning this investment which Investor has requested.

4.8.
Organization and Authority.  Investor is duly organized and existing under the laws of Delaware and it possesses all requisite power and authority to purchase the Assigned Shares, enter into this Agreement and perform all the obligations required to be performed by Investor hereunder.

4.9.
Authority. This Agreement has been validly authorized, executed and delivered by Investor and is a valid and binding agreement enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by equitable principles of general application and except as enforcement of rights to indemnity and contribution may be limited by federal and state securities laws or principles of public policy.

4.10.
No Conflicts. The execution, delivery and performance of this Agreement and the consummation by Investor of the transactions contemplated hereby do not violate, conflict with or constitute a default under (i) Investor’s organizational documents, (ii) any agreement or instrument to which Investor is a party or (iii) any law, statute, rule or regulation to which Investor is subject, or any order, judgment or decree to which Investor is subject.

4.11.
No Legal Advice from Cohen.  Investor has had the opportunity to review this Agreement and the transactions contemplated by this Agreement, the Sponsor LLC Agreement and the form of Letter Agreement with Investor’s own legal counsel and investment and tax advisors.  Except for any statements or representations of Cohen made in this Agreement, Investor is relying solely on such counsel and advisors and not on any statements or representations of Cohen or any of his representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

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4.12.
Reliance on Representations and Warranties.  Investor understands the Assigned Shares are being offered and sold to Investor in reliance on exemptions from the registration requirements under the Securities Act, and analogous provisions in the laws and regulations of various states, and that Cohen is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Investor set forth in this Agreement in order to determine the applicability of such provisions.

4.13.
No General Solicitation.  Investor is not subscribing for the Assigned Shares as a result of or subsequent to any general solicitation or general advertising, including but not limited to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio.

4.14.
Brokers. No broker, finder or intermediary has been paid or is entitled to a fee or commission from or by Investor in connection with the purchase of the Assigned Shares nor is Investor entitled to or will accept any such fee or commission.

5.	Representations and Warranties of Cohen. Cohen represents and warrants to, and agrees with, Investor that:
5.1.
Authorization. Cohen has all requisite capacity and authority to execute and deliver this Agreement, to carry out his obligations hereunder, and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by Cohen and (assuming due authorization, execution and delivery by Investor) constitutes Cohen’s legal, valid and binding obligation, enforceable against Cohen in accordance with its terms.

5.2.
Title to Securities.  Cohen’s Founder Share Membership Interests (excluding any interests held indirectly through Cohen Sponsor Interests II, LLC) currently represent the right to receive 325,000 Founder Shares.  The Assigned Shares, immediately prior to the transfer to Investor, will be owned of record and beneficially by Cohen, free and clear of all liens, pledges, security interests, charges, claims, encumbrances, agreements, options, voting trusts, proxies and other arrangements or restrictions of any kind.   The Assigned Shares, when transferred to the Investor as provided herein, will be free and clear of all liens, pledges, security interests, charges, claims, encumbrances, agreements, options, voting trusts, proxies and other arrangements or restrictions of any kind (other than transfer restrictions under applicable securities laws).

5.3.
No Conflicts.  The execution, delivery and performance of this Agreement and the consummation by Cohen of the transactions contemplated hereby do not (i) conflict with, or constitute a default under any agreement or instrument to which Cohen is a party or by which it is bound or (ii) violate any law statute, rule or regulation to which Cohen is subject or any order, judgment or decree to which Cohen is subject. Other than any SEC or state securities filings which may be required to be made by Cohen subsequent to the transfer of Assigned Shares, and any registration statement which may be filed pursuant thereto, Cohen is not required under federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or self-regulatory entity in order for him to perform any of his obligations under this Agreement or transfer the Assigned Shares in accordance with the terms hereof.

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5.4.
No General Solicitation.  Cohen has not offered the Assigned Shares by means of any general solicitation or general advertising, including but not limited to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio.

5.5.	Sophisticated Investor. Cohen is sophisticated in financial matters and able to evaluate the risks and benefits of selling the Assigned Shares.
5.6.
Independent Investigation.  Cohen, in making the decision to sell the Assigned Shares, has relied upon an independent investigation of FinTech and has not relied upon any information or representations made by any third parties or upon any oral or written representations or assurances from the Investor or any other representatives or agents of the Investor, other than as set forth in this Agreement. Cohen is an executive officer and director of FinTech, is familiar with the business, operations and financial condition of FinTech and has had full access to such other information concerning FinTech as Cohen has requested. Cohen confirms that all documents that it has requested have been made available and that Cohen has been supplied with all of the additional information concerning this transaction which Cohen has requested.  Cohen acknowledges and understands that the Purchase Price was determined through arms-length negotiations between Cohen and the Investor and may not reflect the current fair market value of the Assigned Shares and the Assigned Shares may increase in value after the date hereof and that Cohen shall not realize the upside potential with respect to the Assigned Shares.

5.7.
No Legal Advice from the Investor.  Cohen has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with Cohen’s own legal counsel and investment and tax advisors.  Except for any statements or representations of the Investor made in this Agreement, Cohen is relying solely on such counsel and advisors and not on any statements or representations of the Investor or any of its representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

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5.8.
Brokers. No broker, finder or intermediary has been paid or is entitled to a fee or commission from or by Cohen in connection with the sale of the Assigned Shares nor is Cohen entitled to or will accept any such fee or commission.

5.9.
Transfer Restrictions.  Until termination of this Agreement, Cohen shall not transfer any of his Founder Share Membership Interests; provided, however, that this restriction shall not apply to Cohen’s interest in Founder Shares or Founder Shares Membership Interests held through Cohen Sponsor Interests II, LLC.

5.10.
Reliance on Representations and Warranties.  Cohen understands and acknowledges that the Investor is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Cohen set forth in this Agreement.

6.
Governing Law; Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The parties hereto hereby waive any right to a jury trial in connection with any litigation pursuant to this Agreement and the transactions contemplated hereby.  With respect to any suit, action or proceeding relating to the transactions contemplated hereby, the undersigned irrevocably submit to the jurisdiction of the federal or state courts located in the Borough of Manhattan in New York City, which submission shall be exclusive.

7.	Assignment; Entire Agreement; Amendment
7.1.
Assignment. Any assignment of this Agreement or any right, remedy, obligation or liability arising hereunder by either Cohen or Investor to any person that is not an affiliate of such party shall require the prior written consent of the other party.

7.2.
Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

7.3.
Amendment.  Except as expressly provided in this Agreement, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

7.4.	Binding upon Successors. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and permitted assigns.

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8.
Notices.  Unless otherwise provided herein, any notice or other communication to a party hereunder shall be sufficiently given if in writing and personally delivered or sent by facsimile or other electronic transmission with copy sent in another manner herein provided or sent by courier (which for all purposes of this Agreement shall include Federal Express or other recognized overnight courier) or mailed to said party by certified mail, return receipt requested, at its address provided for herein or such other address as either may designate for itself in such notice to the other.  Communications shall be deemed to have been received when delivered personally, on the scheduled arrival date when sent by next day or 2nd-day courier service, or if sent by facsimile upon receipt of confirmation of transmittal or, if sent by mail, then three days after deposit in the mail. If given by electronic transmission, such notice shall be deemed to be delivered (a) if by electronic mail, when directed to an electronic mail address at which the party has provided to receive notice; and (b) if by any other form of electronic transmission, when directed to such party.

9.
Counterparts.  This Agreement may be executed in one or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

10.	Survival; Severability
10.1.	Survival. The representations, warranties, covenants and agreements of the parties hereto shall survive the closing of the transactions contemplated hereby.
10.2.
Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

11.	Headings. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.
12.
No Publicity. Cohen agrees that he will not, without the prior written consent of the Investor, publicly disclose the name of the Investor or any of its affiliates or investment advisors, other than as required by applicable law, rule or regulation, in which case Cohen shall provide the Investor with prior written notice of such disclosure.

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13.
Non-Circumvention.  Cohen hereby covenants and agrees that he will not, by amendment of the Sponsor LLC Agreement or through any reorganization, transfer of assets, transfer of equity interests, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any terms of this Agreement, and will at all times in good faith carry out all of the provisions of this Agreement and take all action as may be required to protect the rights of the Investor hereunder.

14.
Independent Nature of Rights and Obligations.  Nothing contained herein, and no action taken by any party pursuant hereto, shall be deemed to constitute the Investor and Cohen as, and Cohen acknowledges that the Investor and Cohen do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investor and Cohen are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any matters, and Cohen acknowledges that the Investor and Cohen are not acting in concert or as a group, and Cohen shall not assert any such claim, with respect to such obligations or the transactions contemplated by this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

BAY POND PARTNERS, L.P. By: Wellington Management Company LLP, as investment adviser By:/s/ Emily D. Babalas ____________________________ Name: Emily D. Babalas Title: Managing Director and Counsel

[Signature Page to Wellington Contingent Sale Agreement]

By:	/s/ Daniel G. Cohen	/s/Daniel
Name: Daniel G. Cohen

[Signature Page to Wellington Contingent Sale Agreement]

Exhibit A

FORM OF JOINDER
TO
 LETTER AGREEMENT
REGISTRATION RIGHTS AGREEMENT

______, 201_
Reference is made to that certain Contingent Sale and Assignment of Economic Interest Agreement, dated as of January 19, 2017 (the “Purchase Agreement”), by and among Daniel G. Cohen (“Cohen”) and Bay Pond Partners, L.P. (“Investor”) pursuant to which Investor acquired shares of Common Stock from Cohen.  Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement.
By executing this joinder, Investor hereby agrees, as of the date first set forth above, that Investor (i) shall become a party to that certain Letter Agreement, dated January 19, 2017 (the “Letter Agreement”), by and among FinTech Acquisition Corp. II (the “Company”), the Sponsor, Cohen and the other stockholders of the Company signatory thereto, solely with respect to Sections 3(b), (d), (e), (f) and (g) and Sections 16 through 21 of the Letter Agreement, and shall be bound by, and entitled to the rights provided under, the terms and provisions of such sections of the Letter Agreement as an Insider (as defined therein) solely with respect to the Assigned Shares; and (ii) shall become a party to that certain Registration Rights Agreement, dated January 19, 2017 (the “Registration Rights Agreement”), by and among the Company, the Sponsor, Cantor, Fitzgerald & Co. and the other stockholders of the Company signatory thereto, and shall be bound by the terms and provisions of the Registration Rights Agreement as a Holder (as defined therein) and entitled to the rights of a Holder under the Registration Rights Agreement and the Assigned Shares shall be “Registrable Securities” thereunder.
For the purposes of clarity, it is expressly understood and agreed that each provision contained herein, in the Letter Agreement (to the extent applicable to the Investor) and the Registration Rights Agreement is between the Company and the Investor, solely, and not between and among the Investor and the other stockholders of the Company signatory thereto.

This joinder may be executed in two or more counterparts, and by facsimile, all of which shall be deemed an original and all of which together shall constitute one instrument.

[INVESTOR]
By:
Name:
Title:

ACKNOWLEDGED AND AGREED:

FINTECH ACQUISITION CORP. II

By: _________________________
       Name:
       Title:

Exhibit 10

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (this “Agreement”) is entered as of March 5, 2018 by and among FinTech Investor Holdings II, LLC (the “Sponsor”), Cohen Sponsor Interests II, LLC (“Cohen”), Ithan Creek Master Investors (Cayman) L.P. (“Ithan”), Bay Pond Partners, L.P. (“Bay Pond Partners”) and Bay Pond Investors (Bermuda) L.P (“Bay Pond Investors” and, together with Ithan and Bay Pond Partners, the “Investors”), and, solely with respect to Section 1.4, Section 12 and Section 13, FinTech Acquisition Corp. II (the “Company”).

RECITALS

WHEREAS, on December 19, 2017, the Company, FinTech II Merger Sub Inc. (“Merger Sub 1”), FinTech II Merger Sub 2 LLC (“Merger Sub 2”), Intermex Holdings II, Inc. (“Intermex”) and SPC Intermex Representative LLC (“Intermex Representative”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub 1 will be merged (the “First Merger”) with and into Intermex with Intermex continuing as the initial surviving entity, immediately following which the initial surviving entity will be merged (the “Second Merger,” and together with the First Merger, the “Mergers”) with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving entity and a direct wholly owned subsidiary of the Company;

WHEREAS, pursuant to certain provisions in the Company’s Amended and Restated Certificate of Incorporation, a holder of public shares may demand that the Company redeem such public shares in connection with the Mergers for the right to receive his or her pro rata share of the amounts held in the trust account established in connection with the Company’s initial public offering (“Redemption Rights”);

WHEREAS, the Sponsor holds shares of common stock (“Common Stock”) of the Company, which shares have been allocated to Cohen, and the Sponsor desires to sell to the Investors, and each Investor desires to purchase from the Sponsor, that number of shares of Common Stock set forth opposite such Investor’s name on Exhibit A (which aggregate number of shares for all Investors together shall be 150,000 shares of Common Stock (the “Shares”)), pursuant to the terms and conditions set forth herein;

WHEREAS, Cohen desires that the Shares be transferred to the Investors pursuant to this Agreement and desires to consent to the transfer of Shares by the Sponsor to the Investors pursuant to this Agreement;

WHEREAS, the Shares have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and are now (with respect to clauses (i) and (ii) below) and, immediately following the consummation of the Mergers (with respect to clauses (i), (ii) and (iii) below), will be subject to certain restrictions, including restrictions on transfer (the “Transfer Restrictions”), under (i) that certain Letter Agreement, dated January 19, 2017 (the “2017 Letter Agreement”), by and among the Company, its officers, its directors, the Sponsor and certain other stockholders of the Company, (ii) those certain separate Letter Agreements, each dated as of the date hereof (the “2018 Letter Agreements”), by and between the Company and each Investor and (iii) that certain Shareholders Agreement (the “Shareholders Agreement”) to be entered into by and among the Company, the Intermex Holders (as defined in the Shareholders Agreement), Intermex Representative and certain holders of Common Stock, including the Sponsor, in connection with and as a condition precedent to consummation of the Mergers; and

WHEREAS, the Sponsor, Cohen, Intermex, the Company and the Intermex Representative have entered into that certain Waiver, Consent and Agreement, dated as of the date hereof (the “Waiver”), in connection with the transactions contemplated by this Agreement.

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each Investor, Cohen and the Sponsor hereby agree as follows:

1.	Terms of Sale and Purchase.

1.1.
Sale and Purchase. Upon the terms and subject to the conditions of this Agreement, the Sponsor hereby agrees that if (i) none of the Investors exercise their Redemption Rights in connection with the Mergers, (ii) immediately prior to the effective time of the Mergers, the Investors hold, in the aggregate, at least 500,000 shares of Common Stock (excluding, for the avoidance of doubt, all of the Shares and all shares of Common Stock subject to transfer under those certain Contingent Sale and Assignment of Economic Interest Agreements, each dated January 19, 2017, by and between Daniel G. Cohen and each of the Investors), (iii) the Mergers are consummated in accordance with the Merger Agreement, and (iv) each Investor agrees in writing to be bound by Sections 3(b), (d), (e), (f) and (g) and Sections 16 through 21 of the 2017 Letter Agreement solely with respect to the Shares by signing the Joinder attached hereto as Exhibit B (the “Joinder”), then, on the earliest to occur of ((x) the date immediately following the expiration of the Lock-Up Period (as defined in the Shareholders Agreement) and (y)(1) with respect to 125,000 of the Shares (the “First Closing Shares”), the date that is 180 days after the date on which the effective time of the Mergers occurs (the “First Closing”) and (2) with respect to 25,000 of the Shares (the “Second Closing Shares”), the date that is 270 days after the date on which the effective time of the Mergers occurs (the “Second Closing” and together with the First Closing, the “Closings” and each a “Closing”), the Sponsor will sell to each Investor (each, a “Transfer”) that number of the Shares set forth opposite such Investor’s name on Exhibit A at a per share price equal to $0.0047 at the applicable Closing.  With respect to each Investor, the aggregate amount to be paid for the Shares purchased by it hereunder at each Closing shall be the amount set forth opposite such Investor’s name on Exhibit A with respect to such Closing (such Investor’s “Purchase Price” for such Closing). Cohen hereby consents to the Transfers hereunder.  For the avoidance of doubt, following the Transfers of the Shares at the applicable Closing hereunder, neither the Shares transferred at such Closing nor the Investors shall be bound by, or subject to, the Shareholders Agreement, but shall remain subject to the 2018 Letter Agreements and the applicable provisions of the 2017 Letter Agreement to the extent set forth in the Joinder.

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1.2.
Delivery of Shares; Consideration.  At each Closing, (i) the Sponsor shall deliver the Shares being sold at such Closing to the Investors via electronic delivery through the Company’s transfer agent and (ii) upon receipt thereof, each Investor shall pay to the Sponsor an amount equal to such Investor’s Purchase Price for such Closing.  Each Investor shall deliver its Purchase Price for such Closing to the Sponsor in immediately available funds by wire transfer.

1.3.
Assignment of Registration Rights.  Concurrent with each Transfer, the Sponsor hereby assigns all of its rights, duties and obligations with respect to the Shares being transferred under that certain Registration Rights Agreement, dated January 19, 2017, by and among the Company, Cantor Fitzgerald & Co. and certain other stockholders of the Company, or such successor registration rights agreement that may be entered into in connection with the Mergers covering the Shares (the “Registration Rights Agreement”), and hereby represents and confirms to each Investor that, upon such Investor’s receipt of such Shares and execution of a Joinder Agreement in the form contemplated by the Registration Rights Agreement, (i) each Investor shall be a “Holder” (or similar term) under the Registration Rights Agreement and (ii) the Shares shall be “Registrable Securities” (or similar term) under the Registration Rights Agreement.  The Sponsor shall provide written notice to the Company of such assignment in accordance with the Registration Rights Agreement.

1.4.
Restrictions on Transfer; Joinder.  Neither the Sponsor nor Cohen shall transfer or assign any interest in the Shares prior to the termination of this Agreement (other than in accordance with this Agreement).   The Company shall not respect any transfer of the Shares prior to the termination of this Agreement (other than in accordance with this Agreement).  Promptly following execution of this Agreement (but no later than the date hereof), the Company and the Sponsor shall deliver to Continental Stock Transfer & Trust Company, LLC, the Company’s transfer agent, a letter instructing the transfer agent that the Shares are subject to transfer restrictions pursuant to this Agreement and to place appropriate stop transfer restrictions on the Shares, and that any transfer of the Shares must be made in accordance with this Agreement. In addition, the Company shall promptly countersign the Joinder after the Investors have signed the Joinder.

1.5.
Adjustment to Share Amounts.  If at any time the number of outstanding shares of Common Stock is increased or decreased by a consolidation, combination, stock split, reverse stock split or reclassification of Common Stock or other similar event, then, as of the effective date of such consolidation, combination, stock split, reverse stock split, reclassification or similar event, any number of shares of Common Stock referenced in this Agreement shall be adjusted in proportion to such increase or decrease in outstanding shares of Common Stock.

1.6.
Merger or Reorganization, etc.  If there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Stock is converted into or exchanged for securities, cash or other property, then, following any such reorganization, recapitalization, reclassification, consolidation or merger, in lieu of Common Stock, the Sponsor shall transfer, with respect to each share of Common Stock to be transferred hereunder, the kind and amount of securities, cash or other property into which a share of Common Stock was converted or exchanged.

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1.7.
Other Documents. The parties to this Agreement agree to execute, acknowledge and deliver such further instruments and to do all such other acts, as may be necessary or appropriate to carry out the purposes and intent of this Agreement.

1.8.
Termination.  This Agreement and each of the obligations of the undersigned parties under this Agreement shall terminate on the earlier of (a) the termination of the Merger Agreement or (b) the transfer of all of the Shares pursuant to this Agreement.

2.	Representations and Warranties of Investor. Each Investor represents and warrants to, and agrees with, the Company that:

2.1.	No Government Recommendation or Approval. Investor understands that no federal or state agency has passed upon or made any recommendation or endorsement of the Company or the offering of the Shares.

2.2.
Accredited Investor.  Investor is an “accredited investor” as such term is defined in Rule 501(a) of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”), and acknowledges that the sale contemplated hereby is being made in reliance, among other things, on a private placement exemption to “accredited investors” under the Securities Act and similar exemptions under state law.

2.3.
Intent.  Investor is purchasing the Shares solely for investment purposes, for such Investor’s own account (and/or for the account or benefit of its members or affiliates, as permitted), and not with a view to the distribution thereof and Investor has no present arrangement to sell the Shares to or through any person or entity except as may be permitted hereunder.

2.4.	Restrictions on Transfer.

2.4.1.
Investor acknowledges and agrees that, prior to their transfer hereunder, the Shares are subject to the Transfer Restrictions and certain other restrictions as set forth in each of the 2017 Letter Agreement and Shareholders Agreement. Following the Transfer of the Shares at the applicable Closing, each Investor shall be bound by the 2018 Letter Agreement to which it is a party and, by execution of the Joinder, Sections 3(b), (d), (e), (f) and (g) and Sections 16 through 21 of the 2017 Letter Agreement solely with respect to the Shares transferred at such Closing; however, the Investors understand that neither the Investors nor the Shares transferred at such Closing shall be subject to the Shareholders Agreement (which the Sponsor and Cohen acknowledge and agree by execution of this Agreement).

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2.4.2.
Investor acknowledges and understands the Shares are being offered in a transaction not involving a public offering in the United States within the meaning of the Securities Act and have not been registered under the Securities Act and, if in the future Investor decides to offer, resell, pledge or otherwise transfer Shares, such Shares may be offered, resold, pledged or otherwise transferred only (A) pursuant to an effective registration statement filed under the Securities Act, (B) pursuant to an exemption from registration under Rule 144 promulgated under the Securities Act, if available, or (C) pursuant to any other available exemption from the registration requirements of the Securities Act, and in each case in accordance with any applicable securities laws of any state or any other jurisdiction.  Investor agrees that, if any transfer of its Shares or any interest therein is proposed to be made, as a condition precedent to any such transfer, Investor may be required to deliver to the Company an opinion of counsel satisfactory to the Company that registration is not required with respect to the Shares to be transferred. Absent registration or another available exemption from registration, Investor agrees it will not transfer the Shares.

2.5.	Sophisticated Investor. Investor is sophisticated in financial matters and able to evaluate the risks and benefits of the investment in the Shares.

2.6.
Risk of Loss.  Investor is aware that an investment in the Shares is highly speculative and subject to substantial risks.  Investor is cognizant of and understands the risks related to the purchase of the Shares, including those restrictions described or provided for in this Agreement, the 2018 Letter Agreement to which it is a party and the applicable provisions of the 2017 Letter Agreement pertaining to transferability.  Investor is able to bear the economic risk of its investment in the Shares for an indefinite period of time and able to sustain a complete loss of such investment.

2.7.
Independent Investigation.  Investor, in making the decision to purchase the Shares, has relied upon an independent investigation of the Company and has not relied upon any information or representations made by any third parties or upon any oral or written representations or assurances from the Sponsor or any other representatives or agents of the Sponsor, other than as set forth in this Agreement. Investor is familiar with the business, operations and financial condition of the Company and has had an opportunity to ask questions of, and receive answers from the Company’s management concerning the Company and the terms and conditions of the proposed sale of the Shares and has had full access to such other information concerning the Company as Investor has requested. Investor confirms that all documents that it has requested have been made available and that Investor has been supplied with all of the additional information concerning this investment which Investor has requested.

2.8.
Organization and Authority.  Investor is duly organized and existing under the laws of the jurisdiction in which it was organized and it possesses all requisite power and authority to purchase the Shares, enter into this Agreement and perform all the obligations required to be performed by Investor hereunder.

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2.9.
Authority. This Agreement has been validly authorized, executed and delivered by Investor and (assuming due authorization, execution and delivery by the Sponsor, Cohen and the Company) is a valid and binding agreement enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by equitable principles of general application and except as enforcement of rights to indemnity and contribution may be limited by federal and state securities laws or principles of public policy.

2.10.
No Conflicts. The execution, delivery and performance of this Agreement and the consummation by Investor of the transactions contemplated hereby do not violate, conflict with or constitute a default under (i) Investor’s organizational documents, (ii) any agreement or instrument to which Investor is a party or (iii) any law, statute, rule or regulation to which Investor is subject, or any order, judgment or decree to which Investor is subject.

2.11.
No Legal Advice from the Sponsor.  Investor has had the opportunity to review this Agreement and the transactions contemplated by this Agreement, the Registration Rights Agreement, the Shareholders Agreement, the 2017 Letter Agreement and the 2018 Letter Agreement to which it is a party with Investor’s own legal counsel and investment and tax advisors.  Except for any statements or representations of the Sponsor and Cohen made in this Agreement, Investor is relying solely on such counsel and advisors and not on any statements or representations of the Sponsor or any of his representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

2.12.
Reliance on Representations and Warranties.  Investor understands the Shares are being offered and sold to Investor in reliance on exemptions from the registration requirements under the Securities Act, and analogous provisions in the laws and regulations of various states, and that the Sponsor is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Investor set forth in this Agreement in order to determine the applicability of such provisions.

2.13.
No General Solicitation.  Investor is not subscribing for the Shares as a result of or subsequent to any general solicitation or general advertising, including but not limited to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio.

2.14.
Brokers. No broker, finder or intermediary has been paid or is entitled to a fee or commission from or by Investor in connection with the purchase of the Shares nor is Investor entitled to or will accept any such fee or commission.

2.15.
Other Information.  Investor acknowledges and understands that (i) the Sponsor may possess material nonpublic information regarding the Company not known to Investor that may impact the value of the Shares, including, without limitation, (x) information otherwise received from the Company on a confidential basis and (y) information received on a privileged basis from the attorneys and financial advisers representing the Company (collectively, the “Information”), and (ii) the Sponsor  is unable to disclose the Information to Investor. Investor understands, based on its experience, the disadvantage to which it is subject due to the disparity of information between the Sponsor and Investor. Notwithstanding such disparity, Investor has deemed it appropriate to consummate the Transfers.  Investor agrees that neither the Company nor the Sponsor shall have any liability to it whatsoever due to or in connection with the Sponsor’s use or non-disclosure of the Information or otherwise as a result of the Transfers, and Investor hereby irrevocably waives any claim that it might have based on the failure of the Sponsor to disclose the Information.

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2.16.
No Rights as a Stockholder.  Investor acknowledges and agrees that prior to the First Closing (with respect to the First Closing Shares) and prior to the Second Closing (with respect to the Second Closing Shares), Investor shall not have any of the rights of a holder of the Shares, and nothing in this Agreement shall be construed as conveying any such rights prior to the applicable Closing, including without limit, any right to vote the Shares, whether by proxy or otherwise.  For the avoidance of doubt, Investor acknowledges that the Shares are subject to that certain Voting Agreement, dated December 19, 2017 (the “Voting Agreement”) by and among the Company, Intermex and the other parties signatory thereto, and that nothing in this Agreement shall be deemed to limit or alter any of Sponsor’s obligations with respect to the Shares thereunder, other than as set forth in the Waiver.

3.	Representations and Warranties of the Sponsor. The Sponsor represents and warrants to, and agrees with, each Investor that:

3.1.
Authorization. This Agreement (assuming due authorization, execution and delivery by each Investor) has been duly executed and delivered by the Sponsor and constitutes the Sponsor’s legal, valid and binding obligation, enforceable against the Sponsor in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, moratorium, reorganization, or similar laws relating to, or affecting generally the enforcement of, creditors’ rights and remedies or by equitable principles of general application and except as enforcement of rights to indemnity and contribution may be limited by federal and state securities laws or principles of public policy.

3.2.
Title to Securities.  The Shares as of the date hereof are, and immediately prior to the transfer to the Investors will be, owned of record by the Sponsor, free and clear of all liens, pledges, security interests, charges, claims, encumbrances, agreements, options, voting trusts, proxies and other arrangements or restrictions of any kind, other than restrictions pursuant to (i) the 2018 Letter Agreements and the applicable sections of the 2017 Letter Agreement, (ii) as of the date hereof until the consummation of the Mergers, but not immediately prior to the transfer to the Investors, the Voting Agreement, and (iii) upon consummation of the Mergers, but not immediately prior to the transfer to the Investors, the Shareholders Agreement.  The Sponsor has full power and authority to lawfully transfer the Shares to the Investors pursuant to the terms of this Agreement without obtaining the consent or approval of any other person or entity, other than any such consent that has been obtained prior to, or concurrently with, the execution of this Agreement.  The Shares, when transferred to the Investors as provided herein, will be free and clear of all liens, pledges, security interests, charges, claims, encumbrances, agreements, options, voting trusts, proxies and other arrangements or restrictions of any kind (other than transfer restrictions under applicable securities laws, the 2018 Letter Agreements and applicable restrictions under the 2017 Letter Agreement to the extent set forth in the Joinder).

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3.3.
No Conflicts.  The execution, delivery and performance of this Agreement and the consummation by the Sponsor of the transactions contemplated hereby do not (i) conflict with, or constitute a default under any agreement or instrument to which the Sponsor is a party or by which it is bound, (ii) conflict with or violate the Sponsor’s Amended and Restated Limited Liability Company Agreement, as amended, or (iii) violate any law statute, rule or regulation to which the Sponsor is subject or any order, judgment or decree to which the Sponsor is subject. Other than any SEC or state securities filings which may be required to be made by the Sponsor subsequent to the transfer of Shares, and any registration statement which may be filed pursuant thereto, the Sponsor is not required under federal, state or local law, rule or regulation to obtain any consent, authorization or order of, or make any filing or registration with, any court or governmental agency or self-regulatory entity in order for it to perform any of its obligations under this Agreement or transfer the Shares in accordance with the terms hereof.

3.4.
No General Solicitation.  The Sponsor has not offered the Shares by means of any general solicitation or general advertising, including but not limited to any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio.

3.5.	Sophisticated Investor. The Sponsor is sophisticated in financial matters and able to evaluate the risks and benefits of selling the Shares.

3.6.
Independent Investigation.  The Sponsor, in making the decision to sell the Shares, has relied upon an independent investigation of the Company and has not relied upon any information or representations made by any third parties or upon any oral or written representations or assurances from the Investors or any other representatives or agents of the Investors, other than as set forth in this Agreement. The Sponsor is familiar with the business, operations and financial condition of the Company and has had an opportunity to ask questions of, and receive answers from the Company’s management concerning the Company and the terms and conditions of the proposed sale of the Shares and has had full access to such other information concerning the Company as the Sponsor has requested. The Sponsor confirms that all documents that it has requested have been made available and that the Sponsor has been supplied with all of the additional information concerning this investment which the Sponsor has requested.

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3.7.
Purchase Price.   The Sponsor acknowledges and understands that the Purchase Price was determined through arms-length negotiations between the Sponsor and each Investor and may not reflect the current fair market value of the Shares and the Shares may increase in value after the date hereof and that the Sponsor shall not realize the upside potential with respect to the Shares.

3.8.
No Legal Advice from the Investors.  The Sponsor has had the opportunity to review this Agreement and the transactions contemplated by this Agreement with the Sponsor’s own legal counsel and investment and tax advisors.  Except for any statements or representations of the Investors made in this Agreement, the Sponsor is relying solely on such counsel and advisors and not on any statements or representations of the Investors or any of their respective representatives or agents for legal, tax or investment advice with respect to this investment, the transactions contemplated by this Agreement or the securities laws of any jurisdiction.

3.9.
Brokers. No broker, finder or intermediary has been paid or is entitled to a fee or commission from or by the Sponsor in connection with the sale of the Shares nor is the Sponsor entitled to or will accept any such fee or commission.

3.10.
Reliance on Representations and Warranties.  The Sponsor understands and acknowledges that each Investor is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of the Sponsor set forth in this Agreement.

4.
Governing Law; Jurisdiction; Waiver of Jury Trial.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York. The parties hereto hereby waive any right to a jury trial in connection with any litigation pursuant to this Agreement and the transactions contemplated hereby.  With respect to any suit, action or proceeding relating to the transactions contemplated hereby, the undersigned irrevocably submit to the jurisdiction of the federal or state courts located in the Borough of Manhattan in New York City, which submission shall be exclusive.

5.	Assignment; Entire Agreement; Amendment

5.1.
Assignment. Any assignment of this Agreement or any right, remedy, obligation or liability arising hereunder by either the Sponsor or either Investor to any person that is not an affiliate of such party shall require the prior written consent of the other party.  No assignment of this Agreement or the right to receive any of the Shares hereunder by an Investor shall be effective unless the assignee assumes all of the obligations of the assigning Investor with respect to the Shares under the 2018 Letter Agreement to which it is a party.

5.2.
Entire Agreement. This Agreement sets forth the entire agreement and understanding between the parties as to the subject matter hereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them.

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5.3.
Amendment.  Except as expressly provided in this Agreement, neither this Agreement nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought.

5.4.	Binding upon Successors. This Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and permitted assigns.

6.
Notices.  Unless otherwise provided herein, any notice or other communication to a party hereunder shall be sufficiently given if in writing and personally delivered or sent by facsimile or other electronic transmission or sent by courier (which for all purposes of this Agreement shall include Federal Express or other recognized overnight courier) or mailed to said party by certified mail, return receipt requested, at its address provided for herein or such other address as either may designate for itself in such notice to the other.  Communications shall be deemed to have been received when delivered personally, on the scheduled arrival date when sent by next day or 2nd-day courier service, or if sent by facsimile upon receipt of confirmation of transmittal or, if sent by mail, then three days after deposit in the mail. If given by electronic transmission, such notice shall be deemed to be delivered (a) if by electronic mail, when directed to an electronic mail address at which the party has provided to receive notice; and (b) if by any other form of electronic transmission, when directed to such party.

7.
Counterparts.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party, it being understood that both parties need not sign the same counterpart. In the event that any signature is delivered by facsimile transmission or by e-mail delivery of a “pdf” format data file, such signature shall create a valid and binding obligation of the party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile or “.pdf” signature page were an original thereof.

8.	Survival; Severability

8.1.	Survival. The representations, warranties, covenants and agreements of the parties hereto shall survive the closing of the transactions contemplated hereby.

8.2.
Severability. In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Agreement to any party.

9.	Headings. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

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10.
No Publicity. The Sponsor agrees that, other than as required by the Sponsor or the Company under the Securities Act, the Securities Exchange Act of 1934, as amended, or other applicable laws and regulations, including the rules of any national securities exchange on which the Company’s securities are listed, the Sponsor will not, without the prior written consent of the Investors, publicly disclose the name of any of the Investors or any of their respective affiliates or investment advisors.

11.
Non-Circumvention.  The Sponsor and each Investor each hereby covenant and agree that such party will not, through any reorganization, transfer of assets, transfer of equity interests, consolidation, merger, scheme of arrangement, dissolution, issue or sale of securities, or any other voluntary action, avoid or seek to avoid the observance or performance of any terms of this Agreement, and will at all times in good faith carry out all of the provisions of this Agreement and take all action as may be required to protect the rights of the Sponsor and the Investors hereunder.

12.	Closing of Merger. The Company represents and warrants to the Investors that until the Mergers are consummated, there are material conditions to the consummation of the Mergers.

13.
Independent Nature of Rights and Obligations.  The obligations of each Investor under this Agreement are several and not joint with the obligations of any other Investor, and no Investor shall be responsible in any way for the performance of the obligations of any other Investor under this Agreement.  The decision of each Investor to purchase Shares pursuant to this Agreement has been made by such Investor independently of any other Investor.  Nothing contained herein, and no action taken by any party pursuant hereto, shall be deemed to constitute the Investors and the Sponsor as, and the Company and the Sponsor acknowledge that the Investors and the Sponsor do not so constitute, a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Investors and the Sponsor are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Agreement or any matters, and the Company and the Sponsor acknowledge that the Investors and the Sponsor are not acting in concert or as a group, and neither the Company nor the Sponsor shall assert any such claim, with respect to such obligations or the transactions contemplated by this Agreement.  Each Investor acknowledges that no other Investor has acted as agent for such Investor in connection with making its investment hereunder and that no Investor will be acting as agent of such Investor in connection with monitoring its investment in the Shares or enforcing its rights under this Agreement.  Each Investor shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Agreement, and it shall not be necessary for any other Investor to be joined as an additional party in any proceeding for such purpose.  It is expressly understood and agreed that each provision contained in this Agreement is between the Sponsor and an Investor, solely, and not between the Sponsor and the Investors collectively and not between and among the Investors.

[Signature Pages Follow]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

FINTECH INVESTOR HOLDINGS II, LLC
By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Manager

COHEN SPONSOR INTERESTS II, LLC
By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Manager

FINTECH ACQUISITION CORP. II
By:	/s/ Daniel G. Cohen
Name: Daniel G. Cohen
Title: Chief Executive Officer

[Signature Page to Stock Purchase Agreement]

ITHAN CREEK MASTER INVESTORS (CAYMAN), L.P. By: Wellington Management Company LLP, as investment adviser
By:	/s/ Valerie N. Tipping
	Name:	Valerie N. Tipping
	Title:	Counsel

BAY POND PARTNERS, L.P. By: Wellington Management Company LLP, as investment adviser
By:	/s/ Valerie N. Tipping
	Name:	Valerie N. Tipping
	Title:	Counsel

BAY POND INVESTORS (BERMUDA), L.P. By: Wellington Management Company LLP, as investment adviser
By:	/s/ Valerie N. Tipping
	Name:	Valerie N. Tipping
	Title:	Counsel

[Signature Page to Stock Purchase Agreement]

Exhibit A

First Closing
Investor	Shares Purchased	Consideration
Ithan Creek Master Investors (Cayman) L.P.	20,950	$98.47
Bay Pond Partners, L.P.	71,973	$338.28
Bay Pond Investors (Bermuda) L.P.	32,077	$150.77

Second Closing
Investor	Shares Purchased	Consideration
Ithan Creek Master Investors (Cayman) L.P.	4,190	$19.70
Bay Pond Partners, L.P.	14,395	$67.66
Bay Pond Investors (Bermuda) L.P.	6,415	$30.16

Exhibit B

FINTECH ACQUISITION CORP. II

JOINDER

 LETTER AGREEMENT

, 2018

Reference is made to that certain Stock Purchase Agreement, dated as of March 5, 2018 (the “Purchase Agreement”), by and among FinTech Acquisition Corp. II (the “Company”), Fintech Investor Holdings II, LLC (the “Sponsor”), Cohen Sponsor Interests II, LLC, Ithan Creek Master Investors (Cayman) L.P., Bay Pond Partners, L.P. and Bay Pond Investors (Bermuda) L.P.  Capitalized terms used and not otherwise defined herein shall have the meanings given to such terms in the Purchase Agreement.

By executing this joinder, the undersigned hereby agrees, as of the date first set forth above, that the undersigned shall become bound by Sections 3(b), (d), (e), (f) and (g) and Sections 16 through 21of that certain Letter Agreement, dated January 19, 2017 (the “Letter Agreement”), by and among the Company, the Sponsor, DGC Family FinTech Trust, Swarthmore Trust of 2016, Betsy Z. Cohen, Daniel G. Cohen, Walter T. Beach, Jeremy Kuiper, James J. McEntee, III and Shami Patel (the “Initial Stockholders”) solely with respect to the Shares, and shall be bound by the terms and provisions of such sections solely with respect to the Shares.

This joinder may be executed in two or more counterparts, and by facsimile, all of which shall be deemed an original and all of which together shall constitute one instrument.

ACKNOWLEDGED AND AGREED:

FINTECH ACQUISITION CORP. II

By: _________________________
       Name: James J. McEntee, III
       Title: President and Chief Financial Officer